UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
30 July 2026
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS

Page 1 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated interim results of Lloyds Banking Group plc for the half-year ended 30 June 2026, is being incorporated by reference into the Registration Statement with File No.
333-287829.
BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the
Group) for the half-year ended 30 June 2026. Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2026 to the half-year ended 30 June 2025 and the balance sheet analysis compares balances at 30 June 2026 to balances at 31 December 2025.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations.
Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’,
‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’,
‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-
downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments;
changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence;
technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems;
risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and
potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-
looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 2 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
STATUTORY INFORMATION (IFRS)
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Interest income	15,219	15,367	15,382
Interest expense	(8,114)	(8,889)	(8,630)
Net interest income	7,105	6,478	6,752
Fee and commission income	1,752	1,464	1,654
Fee and commission expense	(750)	(608)	(726)
Net fee and commission income	1,002	856	928
Net trading income	812	608	877
Insurance revenue	1,566	1,867	1,571
Insurance service expense	(1,251)	(1,409)	(1,134)
Net expense from reinsurance contracts held	(17)	(28)	(111)
Insurance service result	298	430	326
Net investment return on assets held to back insurance and investment contracts	16,152	5,316	18,528
Net finance expense in respect of insurance and investment contracts	(15,960)	(5,317)	(18,727)
Net investment return and finance result in respect of insurance and investment contracts	192	(1)	(199)
Other operating income	1,217	1,015	1,352
Other income	3,521	2,908	3,284
Total income	10,626	9,386	10,036
Operating expenses	(5,717)	(5,440)	(6,526)
Impairment	(616)	(442)	(353)
Profit before tax	4,293	3,504	3,157
Tax expense	(1,170)	(960)	(944)
Profit after tax	3,123	2,544	2,213

Profit attributable to ordinary shareholders	2,836	2,274	1,922
Profit attributable to other equity holders	229	245	218
Profit attributable to equity holders	3,065	2,519	2,140
Profit attributable to non-controlling interests	58	25	73
Profit after tax	3,123	2,544	2,213

Basic earnings per share	4.8p	3.8p	3.2p
Diluted earnings per share	4.8p	3.7p	3.2p

Page 3 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks	61,530	56,661
Financial assets at fair value through profit or loss	258,373	240,413
Derivative financial instruments	20,731	19,727
Financial assets at amortised cost	570,802	553,672
Financial assets at fair value through other comprehensive income	40,428	36,320
Other assets	42,293	37,279
Total assets	994,157	944,072
Liabilities
Deposits from banks	8,208	5,779
Customer deposits	500,859	496,457
Repurchase agreements at amortised cost	45,400	38,570
Financial liabilities at fair value through profit or loss	31,310	27,909
Derivative financial instruments	17,826	16,132
Debt securities in issue at amortised cost	90,853	78,271
Liabilities arising from insurance and participating investment contracts	143,566	135,284
Liabilities arising from non-participating investment contracts	66,639	61,640
Other liabilities	33,024	26,269
Subordinated liabilities	9,235	9,894
Total liabilities	946,920	896,205
Total equity	47,237	47,867
Total equity and liabilities	994,157	944,072
CAPITAL METRICS

	At 30 Jun 2026	At 31 Dec 2025

Risk-weighted assets	£241.8bn	£235.5bn
Common equity tier 1 ratio	13.6%	14.0%
Tier 1 capital ratio	15.5%	16.2%
Total capital ratio	18.4%	18.9%

Page 4 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first half of 2026 was £4,293 million, 23% higher than in the first half of 2025, reflecting higher total income partially offset by higher operating expenses and a higher impairment charge. Profit after tax was £3,123 million and earnings per share were 4.8 pence (half-year to 30 June 2025:
£2,544 million and 3.8 pence respectively).
Total income for the first half of 2026 was £10,626 million, an increase of 13% on the prior period (half-year to
30 June 2025: £9,386 million). Net interest income of £7,105 million was up 10% (half-year to 30 June 2025:
£6,478 million), driven by higher average interest-earning assets and a higher margin, resulting from stronger structural hedge income as eligible balances were reinvested into a higher rate environment, partially offset by asset margin compression, in particular in the UK mortgages portfolio.
Other income increased by 21% to £3,521 million (half-year to 30 June 2025: £2,908 million), with a higher net investment return and finance result in respect of insurance and investment contracts, higher net fee and commission income and higher other operating income, partially offset by a lower insurance service result. Net fee and commission income increased by 17% as a result of strengthening customer activity, while other operating income increased by 20% as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor
Finance within Retail and strong growth in Lloyds Living.
Total operating expenses of £5,717 million (half-year to 30 June 2025: £5,440 million) reflected business growth costs, inflationary pressures and the full acquisition of Schroders Personal Wealth (now Lloyds Wealth) in the
fourth quarter of 2025, partially offset by continued cost savings, a lower severance expense and plateauing investment as this strategic cycle culminates. Alongside this, operating lease depreciation increased due to a charge in the second quarter for declines in used car prices alongside fleet growth and the depreciation of higher value vehicles, partially offset by continued risk mitigation.
A remediation charge of £39 million was recognised by the Group in the first half of 2026 (half-year to 30 June
2025: £37 million) across a small number of programmes. There have been no further charges relating to motor finance commission arrangements. The FCA published policy statement PS26/3 in March 2026 with final rules for its motor finance redress schemes. Four challenges to the FCA’s schemes have been raised, three by lenders and one from a consumer group and the implementation of the scheme has now been delayed, given the Upper
Tribunal hearing is not expected before December 2026. The Group will closely monitor how these challenges develop and consider any potential impact to the existing provision. Despite these uncertainties, the current provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.
The impairment charge was £616 million (half-year to 30 June 2025: £442 million). The higher charge includes a net charge from updated multiple economic scenarios (MES) reflecting the impact of the deterioration in economic outlook in the first quarter due to the Middle East conflict, net of modest second quarter updates. The multiple economic scenarios impact for the first half of 2026 captures a higher unemployment rate peak and softer house price outlook compared to the year end view. This is partly offset by the release of the £50 million post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within assumptions and resulting modelled provisions. Credit performance remains strong and stable across Retail and Commercial Banking with arrears low and stable in all portfolios.
The Group recognised a tax expense of £1,170 million in the first half of 2026 (half-year to 30 June 2025:
£960 million. An explanation of the relationship between the tax expense and the Group’s accounting profit for the period is set out on page 49.

Page 5 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
Balance sheet
As at 30 June 2026, total assets were £994,157 million, an increase of £50,085 million (31 December 2025:
£944,072 million).
Financial assets at amortised cost were £570,802 million, £17,130 million higher (31 December 2025: £553,672 million), including increases in loans and advances to customers of £10,215 million, reverse repurchase agreements of £3,365 million, debt securities of £2,648 million and loans and advances to banks of £902 million. Loans and advances to customers included growth of £1,773 million in UK mortgages, net of the impact of a securitisation of
£1,841 million of primarily legacy Retail mortgages in the second quarter, alongside growth across credit cards, UK
Retail unsecured loans, UK Motor Finance and the European retail business, totalling £2,923 million. Lending balances also increased in Commercial Banking by £5,903 million, reflecting growth across Corporate and
Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments. Reverse repurchase agreements and debt securities increased in response to market conditions.
Financial assets held at fair value through profit or loss at £258,373 million increased by £17,960 million during the period, with increased assets held to back insurance and investment contract liabilities reflecting market movements, alongside an increase within the banking business.
Derivative financial assets were £1,004 million higher at £20,731 million, driven by market movements. Cash and balances at central banks increased by £4,869 million to £61,530 million and financial assets at fair value through other comprehensive income of £40,428 million increased by £4,108 million, reflecting changes in liquidity holdings. Other assets were £5,014 million higher, largely reflecting increased settlement balances, vehicle fleet growth within UK Motor Finance and growth in investment properties within Lloyds Living.
Total liabilities were £946,920 million, £50,715 million higher over the period (31 December 2025: £896,205 million). Customer deposits of £500,859 million increased by £4,402 million in the period. Retail deposits were down by £3,333 million, driven by lower Retail UK savings account balances largely in the first quarter, primarily due to disciplined pricing decisions throughout the tax year-end. Retail UK current account balances were broadly stable, supported by the strength of the Group’s franchise and proposition. Commercial Banking deposits were up
£7,560 million in the period, with growth in targeted sectors. Repurchase agreements at amortised cost increased by £6,830 million to £45,400 million (31 December 2025: £38,570 million).
Financial liabilities at fair value through profit or loss increased to £31,310 million (31 December 2025: £27,909 million) as a result of increased trading activity and derivative financial liabilities increased by £1,694 million to
£17,826 million given market movements. Liabilities arising from insurance and investment contracts increased by
£13,281 million, reflecting the corresponding increase in the assets held to back these liabilities. Other liabilities increased by £6,755 million to £33,024 million, largely due to increased settlement balances. Debt securities in issue at amortised cost increased by £12,582 million to £90,853 million due to new issuances in the period, while subordinated liabilities decreased to £9,235 million as a result of redemptions in the period.
Total equity of £47,237 million at 30 June 2026 decreased by £630 million (31 December 2025: £47,867 million).
Profit for the period was more than offset by the impact of the commenced ordinary share buyback programme in respect of 2025, the dividend paid in May 2026 and movements in the cash flow hedge reserve.

Page 6 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.6% at 30 June 2026 (31 December 2025:
14.0%). Banking business profits for the first half of the year and the £100 million interim dividend received from the Group’s Insurance business in June 2026, were more than offset by the recognition of the full capital impact of the ordinary share buyback programme in respect of 2025 (announced in January 2026), the accrual for foreseeable ordinary dividends including the announced interim dividend, distributions on other equity instruments and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 18.4% at 30 June 2026 (31 December 2025: 18.9%) predominantly reflecting the decrease in CET1 capital, an AT1 instrument call and the increase in risk-weighted assets. This was partly offset by tier 2 issuance during the period. The MREL ratio reduced to 32.0% at 30 June 2026 (31 December
2025: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities, more than offset by the increase in risk-weighted assets.
Risk-weighted assets increased by £6,270 million to £241,783 million at 30 June 2026 (31 December 2025: £235,513 million), largely reflecting the impact of strong customer lending growth and other movements, partially offset by continued optimisation, including risk transfer and securitisation activity across Commercial Banking and Retail.
The Group’s UK leverage ratio reduced to 5.1% at 30 June 2026 (31 December 2025: 5.4%), reflecting the decrease in total tier 1 capital and an increase in the leverage exposure measure. The latter primarily reflects strong customer lending growth, including off-balance sheet commitments, and an increase in holdings of securities within the liquidity portfolio.
Dividend and share buyback
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends. The Board has recommended an interim ordinary dividend of 1.58 pence per share, equivalent to £918 million, representing an increase of 30% compared to the first half of 2025. This significant step-up reflects the actions taken to derisk the business, our strong capital position and confidence in the future earnings trajectory of the Group and is consistent with the Board’s commitment to a progressive and sustainable ordinary dividend.
In January 2026, the Board decided to return surplus capital in respect of 2025 through an ordinary share buyback programme of up to £1.75 billion, which commenced on 30 January 2026. As at 30 June 2026, the Group had
repurchased c.1.2 billion shares at a cost of £1.2 billion and an average share price of 98.1 pence.
As announced in the Group’s full year 2025 results, given the Board’s confidence in continued capital generation, the Group now reviews excess capital distributions in addition to the ordinary dividend every half-year. Given the
Group’s strong capital generation and capital position in the first half of the year, the Board has announced its intention to implement a further ordinary share buyback programme of up to £1.0 billion, which is expected to complete by 27 January 2027, the day before the announcement of the Group’s 2026 preliminary results.

Page 7 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
DIVISIONAL RESULTS
The Group’s financial reporting segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities. At 30 June 2026, the Group’s three primary operating divisions, which are also its financial reporting segments, were: Retail; Commercial Banking; and Insurance, Pensions and
Investments.
The Group Executive Committee, which is the chief operating decision maker for the Group as defined by IFRS 8
Operating Segments, reviews internal management information based on these segments, which reflect the
Group’s organisational and management structures, in order to assess performance and allocate resources.
The segmental results of the primary operating divisions are set out in “Note 3: Segmental analysis” on page 41, together with a reconciliation of the total of the segmental results to the Group’s reported profit before tax as required by IFRS 8.
Retail
Retail provides a broad range of financial services to UK personal customers, including current accounts, savings, mortgages, credit cards, unsecured lending and motor finance, alongside a growing European mortgages and savings business. Through market leading products and a focus on deepening customer relationships, Retail aims to meet more of its customer needs across the lifecycle, within a prudent risk appetite, while embedding consumer duty principles and delivering good customer outcomes.
Financial performance
•Underlying net interest income increased 9%, with stronger structural hedge earnings and higher unsecured loan balances, partially offset by continued mortgage refinancing headwinds
•Underlying other income up 10% from fleet growth and higher average vehicle rental values in UK Motor Finance
•Underlying operating lease depreciation charge increased by 18% due to a charge in the second quarter for declines in used car prices alongside fleet growth and the depreciation of higher value vehicles, partially offset by continued risk mitigation
•Underlying operating costs down 2%, with continued cost savings and lower severance expense, partially offset by business growth costs and inflationary pressures. Remediation costs of £17 million, across a small number of programmes
•Underlying impairment charge of £565 million, higher than the prior period which benefitted from improvements to house price expectations. The higher charge reflects model updates and a more normalised level of impairment alongside balance sheet growth. Strong and stable credit performance observed across portfolios
•Loans and advances to customers of £395.4 billion, up £4.7 billion, with an increase of £1.8 billion in UK mortgages (net of the securitisation of £1.8 billion of primarily legacy balances in April 2026), alongside growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business, totalling
£2.8 billion
•Customer deposits of £321.8 billion, down £3.4 billion, including a reduction of £3.3 billion in Retail UK savings account balances primarily due to disciplined pricing decisions throughout tax year-end. Personal current account balances broadly in line with 31 December 2025
•Risk-weighted assets up 2%, given strong lending growth and other movements, partially offset by optimisation activity, including the £1.8 billion securitisation of primarily legacy UK mortgages

Page 8 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
DIVISIONAL RESULTS (continued)
Retail (continued)
Retail performance summary

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

Underlying net interest income	5,139	4,709	9	4,928	4
Underlying other income	1,406	1,276	10	1,360	3
Underlying operating lease depreciation	(835)	(706)	(18)	(739)	(13)
Underlying income, net of underlying operating lease depreciation	5,710	5,279	8	5,549	3
Underlying operating costs	(2,872)	(2,922)	2	(2,885)
Remediation	(17)	(41)	59	(890)	98
Total underlying costs	(2,889)	(2,963)	2	(3,775)	23
Underlying impairment charge	(565)	(342)	(65)	(392)	(44)
Underlying profit before tax	2,256	1,974	14	1,382	63

	At 30 Jun 2026 £bn	At 31 Mar 2026 £bn	Change %	At 31 Dec 2025 £bn	Change %

UK mortgages[1]	324.9	324.7		323.1	1
Credit cards	18.2	17.6	3	17.3	5
UK Retail unsecured loans	11.1	10.9	2	10.5	6
UK Motor Finance	17.2	17.0	1	16.8	2
Overdrafts	1.3	1.3		1.3
Retail Europe	21.3	21.1	1	20.4	4
UK private bank[2]	1.3	1.2	8	1.1	18
Retail other[2]	0.1	0.2	(50)	0.2	(50)
Loans and advances to customers	395.4	394.0		390.7	1
Operating lease assets[3]	8.6	8.4	2	8.2	5
Total customer assets	404.0	402.4		398.9	1

Current accounts	103.2	103.4		102.8
Savings accounts[4]	193.9	194.1		197.2	(2)
Retail Europe[4]	15.3	15.0	2	15.3
UK private bank[5]	9.4	9.6	(2)	9.9	(5)
Customer deposits	321.8	322.1		325.2	(1)

Risk-weighted assets	133.1	131.9	1	130.4	2
1The increase between 31 March 2026 and 30 June 2026 is net of the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in April 2026.
2From the first quarter of 2026, within loans and advances to customers, UK private bank has been presented separately
(having previously presented within Retail other). Comparatives have been represented on a consistent basis.
3Operating lease assets relate to Lex Autolease and Tusker.
4From the first quarter of 2026, within customer deposits, Retail UK savings accounts and Retail Europe have been presented separately (having previously been presented together as Retail savings accounts). Comparatives have been represented on a consistent basis.
5Renamed from the first quarter of 2026, previously Wealth.

Page 9 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
DIVISIONAL RESULTS (continued)
Commercial Banking
Commercial Banking serves small and medium-sized businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services, whilst connecting customers across the Group. Through investment in digitisation, product development, coverage and capabilities, Commercial Banking delivers an enhanced customer experience via a digital-first model in Business and Commercial Banking (BCB) and an expanded client proposition in Corporate and Institutional Banking (CIB).
Financial performance
•Underlying net interest income of £2,014 million, up 14% on the prior year, underpinned by strength in deposits, including structural hedge refinancing benefits
•Underlying other income decreased 4% to £889 million, with higher revenues from increased transaction banking and loan markets activity more than offset by the impact of continued UK market volatility and macroeconomic uncertainty, impacting the Group’s UK focused trading business
•Underlying operating costs up 1% with business growth costs and inflationary pressures, partially offset by continued cost savings and a lower severance expense. Remediation costs of £12 million across a small number of programmes
•Underlying impairment charge of £51 million, lower than prior year which reflected deterioration in the economic outlook. Strong and stable credit performance with continued low levels of default across the portfolio
•Customer lending 7% higher at £96.2 billion, reflecting strong growth in Corporate and Institutional balances including securitised products and corporate infrastructure, alongside growth in Business and Commercial
Banking, particularly after the impact of government‑backed lending repayments
•Customer deposits 4% higher at £178.6 billion, with growth in targeted sectors
•Risk-weighted assets 4% higher at £81.3 billion, driven by lending growth in both Corporate and Institutional
Banking and Business and Commercial Banking, partially offset by optimisation activity
Commercial Banking performance summary

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

Underlying net interest income	2,014	1,766	14	1,904	6
Underlying other income	889	926	(4)	899	(1)
Underlying operating lease depreciation	(6)	(4)	(50)	(5)	(20)
Underlying income, net of underlying operating lease depreciation	2,897	2,688	8	2,798	4
Underlying operating costs	(1,409)	(1,394)	(1)	(1,459)	3
Remediation	(12)	–		(27)	56
Total underlying costs	(1,421)	(1,394)	(2)	(1,486)	4
Underlying impairment (charge) credit	(51)	(100)	49	40
Underlying profit before tax	1,425	1,194	19	1,352	5

	At 30 Jun 2026 £bn	At 31 Mar 2026 £bn	Change %	At 31 Dec 2025 £bn	Change %

Business and Commercial Banking	28.7	28.7		28.3	1
Corporate and Institutional Banking	67.5	64.4	5	62.0	9
Loans and advances to customers	96.2	93.1	3	90.3	7

Customer deposits	178.6	173.4	3	171.1	4

Risk-weighted assets	81.3	81.7	(1)	78.5	4

Page 10 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) serves c.10 million customers and holds a top three market share across
Home, Workplace and Individual Annuities businesses. The division continues to invest significantly to enhance and innovate propositions, leverage our customer relationships across the Group and drive strong customer service.
Financial performance
•Underlying profit before tax of £245 million, up 70%. This includes underlying other income of £818 million, up
19%, driven by strong business performance including in the Workplace business and the integration of Lloyds
Wealth
•Underlying operating costs were up 6%, with continued cost savings more than offset by business growth costs, inflationary pressures and the impact of the full acquisition of Schroders Personal Wealth (now Lloyds Wealth)
•Balance of deferred profit (including the risk adjustment) stands at £5.2 billion (after release to income of
£225 million), broadly flat to 31 December 2025 and includes £60 million from new business, reflecting higher annuity volumes and increased Workplace membership
•Life and pensions sales (PVNBP) up 61%, driven by a higher contribution from Workplace, Protection, Annuities and Scottish Widows Platform businesses
•Payment of a £100 million interim dividend in June 2026 to Lloyds Banking Group plc, supported by a strong capital position with an estimated pre-dividend Insurance Solvency II ratio of 150% (146% post dividend)
Insurance, Pensions and Investments performance summary

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

Underlying net interest income	(71)	(78)	9	(73)	3
Underlying other income	818	689	19	742	10
Underlying income	747	611	22	669	12
Underlying operating costs	(494)	(466)	(6)	(467)	(6)
Remediation	(7)	(2)		(13)	46
Total underlying costs	(501)	(468)	(7)	(480)	(4)
Underlying impairment (charge) credit	(1)	1		(3)	67
Underlying profit before tax	245	144	70	186	32

Page 11 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
DIVISIONAL RESULTS (continued)
Other
Other includes the Group’s equity investment businesses, including LDC, Lloyds Living, the Housing Growth
Partnership (HGP), the Group’s share of the Business Growth Fund (BGF) and the MADE Partnership joint venture.
LDC is a leading private equity investor, supporting more than 90 growing SMEs across all regions and sectors of the UK economy who employ over 25,000 people combined. LDC has more than £2 billion assets under management. Lloyds Living is the Group’s residential landlord business with c.8,900 homes in operation or contracted as at 30 June 2026.
Financial performance
•Underlying income of £393 million, 17% higher than the first half of 2025, with higher underlying other income partially offset by lower underlying net interest income
•Underlying net interest income was lower given increased funding costs to support volume growth in the Group’s equity and direct investment business, alongside lower divisional recharges from a reduction in structured medium-term note and AT1 distribution costs
•Underlying other income includes £375 million (half-year to 30 June 2025: £264 million), generated by the
Group’s equity and direct investment businesses, increasing 42% versus the first half of 2025 as a result of strong income growth from Lloyds Living (up £20 million) and strong realisations and net valuation gains in LDC (up
£78 million)
•Total underlying costs of £104 million in the half-year to 30 June 2026 increased 21% on the prior year, from business growth and higher remediation costs

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

Underlying net interest income	196	258	(24)	221	(11)
Underlying other income	197	78		150	31
Underlying income	393	336	17	371	6
Underlying operating costs	(101)	(92)	(10)	(76)	(33)
Remediation	(3)	6		(1)
Total underlying costs	(104)	(86)	(21)	(77)	(35)
Underlying profit before impairment	289	250	16	294	(2)
Underlying impairment credit	–	(1)		2
Underlying profit before tax	289	249	16	296	(2)

Page 12 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most significant risks faced by the Group are detailed below. External risks may impact delivery against the
Group’s recently updated long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could have implications for both consumers and businesses.
The Group’s credit performance remains strong and stable; the portfolios are well positioned amid macroeconomic uncertainty and are proactively monitored to identify signs of stress.
Ongoing oversight of operational resilience risks and continuous enhancements to controls remains critical, particularly in relation to cybersecurity, IT stability and supplier risk. The Group remains committed to ensuring lessons are learned from internal and external events of disruption, which may have an impact on the Group’s ability to continue operations.
The latest position on the motor finance commission redress scheme is detailed on page 67.
The Group remains committed to modernising its technology and strengthening capabilities to ensure safe and responsible use of models and tools such as artificial intelligence.
Risk management is fundamental to our business model and strategy, and enables the Group to embrace opportunities responsibly and deliver sustainable growth. Our strong risk management culture, underpinned by the
Group’s risk management framework (RMF), is vital in safeguarding the Group, colleagues and customers against both existing and emerging risks.
During 2026, the Group has continued to make progress in its risk transformation journey by standardising practices and streamlining processes, enabling simplification and efficiency. The RMF ensures processes are in place to facilitate robust risk management and effective decision making to deliver good outcomes for our customers.
The Group has 12 principal risks, underpinned by a suite of level two risks which are reviewed and reported regularly to the Board. The principal risks consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, direct investment risk, economic crime risk, insurance underwriting risk, liquidity risk, market risk, model risk and operational risk.
Direct investment risk is a new principal risk for 2026, covering risks associated within the Group’s growing equity investments sub-group. Direct investment risk is the risk that the Group's on-balance sheet equity or real estate investments lose value or underperform resulting in a loss or a lower return than anticipated.
Further information regarding the Group’s principal risks is available on pages 144 to 197 of the Group’s 2025 annual report and accounts.

Page 13 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CAPITAL RISK
Overview
CET1 target capital ratio
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0%, which includes a management buffer of around 1%. This takes into account, amongst other considerations:
•The minimum Pillar 1 CET1 capital requirement of 4.5% of risk-weighted assets
•The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.4% of risk-
weighted assets
•The Group’s countercyclical capital buffer (CCyB) requirement, which is around 1.8% of risk-weighted assets
•The capital conservation buffer (CCB) requirement of 2.5% of risk-weighted assets
•The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0% of risk-
weighted assets, which equates to 1.6% of risk-weighted assets at Group level
•The Group’s PRA Buffer, set after taking account of the results of any regulatory stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The likely performance of the Group in various potential stress scenarios, ensuring capital remains resilient
•The economic outlook for the UK and business outlook for the Group
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year-to-year earnings movements
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s
MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources. Applying the MREL SoP to current minimum capital requirements at 30 June 2026, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.0% of risk-
weighted assets, or 6.5% of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
Leverage minimum requirements
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•A minimum tier 1 leverage ratio requirement of 3.25% of the total leverage exposure measure
•A countercyclical leverage buffer (CCLB) which is currently 0.6% of the total leverage exposure measure
•An additional leverage ratio buffer (ALRB) of 0.7% of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6% at Group level
At least 75% of the 3.25% minimum leverage ratio requirement as well as 100% of all regulatory leverage buffers must be met with CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key risks. As part of this programme the Group participated in the Bank of England 2025 Bank Capital Stress Test. The scenario tests a severe negative global aggregate supply shock, leading to deep recessions globally and in the UK. In the scenario, GDP falls 5%, unemployment and inflation rise, and central banks increase interest rates (peak of 8%). The results were published in December 2025 and the report concluded that the UK banking system remains well capitalised. The
Group passed the stress test, performing strongly, and was not required to take any capital actions.

Page 14 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CAPITAL RISK (continued)
Capital and MREL resources
In May 2026, the Group launched a successful consent solicitation in respect of its £750 million Fixed Rate Reset
AT1 securities to align their subordination provisions with those of its other AT1 instruments. This facilitates the reclassification of the Group’s existing preference shares1 as Tier 2 capital from 30 July 2026 and strengthens the
Group's regulatory total capital position and MREL resources by c.£400 million. As this change is effective from 30
July 2026 it will initially be reflected in the Group's Q3 2026 results. An analysis of the Group’s capital position and
MREL resources as at 30 June 2026 is presented in the following table.

	At 30 Jun 2026 £m	At 31 Dec 2025 £m
Common equity tier 1: instruments and reserves
Share capital and share premium account	24,682	24,686
Banking retained earnings[2]	20,864	20,671
Banking other reserves[2]	4,186	4,374
Adjustment to retained earnings for foreseeable dividends	(1,379)	(1,429)
	48,353	48,302
Common equity tier 1: regulatory adjustments
Cash flow hedge reserve	2,470	2,062
Goodwill and other intangible assets	(5,844)	(5,996)
Prudent valuation adjustment	(313)	(343)
Excess of expected losses over impairment provisions and value adjustments	(827)	(631)
Removal of defined benefit pension surplus	(2,089)	(1,968)
Significant investments[2]	(5,277)	(4,708)
Deferred tax assets	(3,633)	(3,812)
Other regulatory adjustments	21	24
Common equity tier 1 capital	32,861	32,930

Additional tier 1: instruments
Other equity instruments	5,526	5,923
Additional tier 1: regulatory adjustments
Significant investments[2]	(800)	(800)
Total tier 1 capital	37,587	38,053

Tier 2: instruments and provisions
Subordinated liabilities	7,973	7,489
Tier 2: regulatory adjustments
Significant investments[2]	(963)	(963)
Total capital resources	44,597	44,579

Ineligible AT1 and tier 2 instruments[3]	(82)	(79)
Other eligible liabilities issued by Lloyds Banking Group plc[4]	32,780	31,232
Total MREL resources	77,295	75,732

Risk-weighted assets	241,783	235,513

Common equity tier 1 capital ratio	13.6%	14.0%
Tier 1 capital ratio	15.5%	16.2%
Total capital ratio	18.4%	18.9%
MREL ratio	32.0%	32.2%
1Includes 9.25% preference shares (ISIN GB00B3KS9W93), 6.413% preference shares (ISIN USG5533WAA56/US539439AC38),
6.657% preference shares (ISIN US539439AE93/US539439AF68) and 9.75% preference shares (ISIN GB00B3KSB238).
2In accordance with banking capital regulations, the Group’s Insurance business is excluded from the scope of the Group’s capital position. The Group’s investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital (‘Significant investments’), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-
weighted assets.
3Instruments not issued out of the holding company.
4Includes senior unsecured debt.

Page 15 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2025	32,930
Banking business profits[1]	2,999
Movement in foreseeable dividend accrual[2]	50
Dividends paid on ordinary shares during the year	(1,420)
Adjustment to reflect full impact of share buyback[3]	(1,756)
Dividends received from the Insurance business	100
Movement in treasury shares and employee share schemes	209
Fair value through other comprehensive income reserve	103
Deferred tax asset	179
Goodwill and other intangible assets	152
Excess regulatory expected losses	(196)
Significant investments[4]	(569)
Distributions on other equity instruments	(229)
Other movements	309
At 30 June 2026	32,861
1Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the reversal of the brought forward accrual for the final 2025 ordinary dividend, net of the accrual for the foreseeable
2026 ordinary dividend.
3Share buyback in respect of 2025, announced in January 2026.
4The increase in significant investments reflects part of the impact of the internal transfer of the ownership of Lloyds Wealth
Management Holdings Limited and subsidiaries to Scottish Widows Group Limited. The overall impact on CET1 capital was broadly neutral.
The Group’s CET1 capital ratio reduced to 13.6% at 30 June 2026 (31 December 2025: 14.0%) reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets during the period.
CET1 capital resources reduced by £69 million, with banking business profits for the first half of the year and the receipt of the dividend paid up by the Insurance business more than offset by:
•The accrual for foreseeable ordinary dividends in respect of the first half of 2026, inclusive of the announced interim ordinary dividend of 1.58 pence per share, and distributions on other equity instruments
•The recognition of the full capital impact of the ordinary share buyback programme announced as part of the
Group’s 2025 year end results, which commenced in January 2026

Page 16 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CAPITAL RISK (continued)
Movements in total capital and MREL
The Group’s total capital ratio reduced to 18.4% at 30 June 2026 (31 December 2025: 18.9%) predominantly reflecting the decrease in CET1 capital, an AT1 instrument call and the increase in risk-weighted assets. This was partly offset by tier 2 issuance during the period.
The MREL ratio reduced to 32.0% at 30 June 2026 (31 December 2025: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities, more than offset by the increase in risk-weighted assets.
Risk-weighted assets

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Foundation Internal Ratings Based (IRB) Approach	47,848	47,782
Retail IRB Approach	93,812	90,354
Other IRB Approach[1]	23,830	23,292
IRB Approach	165,490	161,428
Standardised (STA) Approach[1]	27,840	27,166
Credit risk	193,330	188,594
Counterparty credit risk[2]	6,837	6,835
Securitisation	9,013	8,472
Market risk	4,835	3,844
Operational risk	27,768	27,768
Risk-weighted assets	241,783	235,513
of which: threshold risk-weighted assets[3]	10,518	10,672
1Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.
2Includes credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from the investment in the
Group’s Insurance business.
Risk-weighted assets increased by £6.3 billion to £241.8 billion at 30 June 2026 (31 December 2025: £235.5 billion), largely reflecting the impact of strong customer lending growth and other movements, partially offset by continued
optimisation, including risk transfer and securitisation activity across Commercial Banking and Retail.

Page 17 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Total tier 1 capital	37,587	38,053

Exposure measure
Derivative financial instruments	20,731	19,727
Securities financing transactions	75,357	71,967
Loans and advances and other assets	898,069	852,378
Total statutory balance sheet assets	994,157	944,072
Qualifying central bank claims	(61,316)	(56,231)
Deconsolidation adjustments[1]	(225,802)	(210,617)
Derivatives adjustments	(1,117)	(283)
Securities financing transactions adjustments	2,463	2,489
Off-balance sheet items	48,559	44,410
Amounts already deducted from tier 1 capital	(12,582)	(12,622)
Other regulatory adjustments[2]	(6,243)	(2,879)
Total exposure measure	738,119	708,339

UK leverage ratio	5.1%	5.4%

Leverage exposure measure (including central bank claims)	799,435	764,570
Leverage ratio (including central bank claims)	4.7%	5.0%

Total MREL resources	77,295	75,732
MREL leverage ratio	10.5%	10.7%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.1% at 30 June 2026 (31 December 2025: 5.4%), reflecting the decrease in total tier 1 capital and an increase in the leverage exposure measure. The latter primarily reflects strong customer lending growth, including off-balance sheet commitments, and an increase in holdings of securities within the liquidity portfolio.

Page 18 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK
Overview
Credit performance has remained strong and stable in the first half of 2026, despite continued macroeconomic uncertainty. The Group maintains a prudent approach to credit risk appetite and risk management, supported by strong credit origination criteria, including affordability tests and robust LTVs within secured portfolios.
Across both the UK mortgages and unsecured portfolios, new to arrears and flows to default have remained low and stable. Credit performance in the Commercial Banking portfolio also remains strong and stable, with low levels of defaults. The Group continues to closely monitor the impacts of the economic and geopolitical environment through a comprehensive suite of early warning indicators and robust governance arrangements, alongside targeted risk mitigation action plans which are in place to support customers and protect the Group’s position.
The impairment charge in the first half of 2026 was £616 million, up from £442 million in the prior year, and includes a net charge from updates to the Group’s macroeconomic outlook of £80 million compared to a release of
£9 million in the prior year. This largely reflects the impact from the deterioration in economic outlook in the first quarter due to the Middle East conflict, net of modest second quarter updates. The MES impact for the half-year captures a higher unemployment peak and softer house price outlook compared to the position at 31 December
2025. This is partly offset by the release of the £50 million post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within assumptions and resulting modelled provisions. Excluding macroeconomic updates, the Group’s impairment charge has increased compared to the prior year driven by Retail, reflecting model updates, a more normalised level of impairment alongside balance sheet growth, and lower one-off provision releases in Commercial Banking. The total expected credit loss (ECL) allowance was lower in the first half of 2026 at £3,172 million (31 December 2025:
£3,228 million), following the securitisation of primarily legacy Retail mortgages in the second quarter.
Stage 2 loans and advances to customers are lower at £40,898 million compared to the end of 2025 (31 December
2025: £42,679 million) following securitisation activity and strong credit performance. Securitisation activity and an increase in new lending also resulted in the proportion of Stage 2 loans and advances being diluted to 8.3% of total lending (31 December 2025: 8.8%), with stable Stage 2 coverage at 2.7% (31 December 2025: 2.7%).
Stage 3 loans and advances to customers are lower at £6,254 million versus the prior year (31 December 2025:
£6,526 million), and as a percentage of total lending is stable at 1.3% (31 December 2025: 1.3%), following continued strong performance, securitisation and repayments in Commercial Banking. Stage 3 coverage increased to 17.0% (31 December 2025: 15.9%).
Prudent risk appetite and risk management
•The Group continues to take a proactive approach to credit risk management. This is driven by prudent risk appetite and robust oversight, particularly in response to the ongoing challenges within the external environment. Risk appetite firmly aligns to the Group’s strategy, supporting our customers through ongoing economic uncertainties in both global and domestic markets
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions in place as appropriate. Sector and product risk parameters help to manage the Group’s exposure to higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to enable early identification and active management of customers and counterparties who may be showing signs of distress
•The Group continues to support its customers to ensure they receive appropriate levels of assistance as required

Page 19 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

UK mortgages	39	(133)		73	47
Credit cards	264	200	(32)	121
UK unsecured loans and overdrafts	149	163	9	94	(59)
UK Motor Finance	106	111	5	101	(5)
Other	7	1		3
Retail	565	342	(65)	392	(44)
Commercial Banking	51	100	49	(40)
Insurance, Pensions and Investments	–	(1)		3
Other	–	1		(2)
Total impairment charge	616	442	(39)	353	(75)
Credit risk balance sheet basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.
Total expected credit loss allowance

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Customer related balances
Drawn	2,947	3,011
Undrawn	205	197
	3,152	3,208
Loans and advances to banks	1	1
Debt securities	6	5
Other assets	13	14
Total expected credit loss allowance	3,172	3,228

Page 20 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes.
The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL.
Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being
£342 million compared to £366 million at 31 December 2025.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	669	316	473	844	1,794
Credit cards	645	528	623	722	835
Other Retail	982	910	962	1,026	1,121
Commercial Banking	861	645	757	992	1,429
Other	15	15	15	15	15
At 30 June 2026	3,172	2,414	2,830	3,599	5,194

UK mortgages	731	341	510	937	1,943
Credit cards	603	498	579	674	777
Other Retail	991	922	969	1,036	1,126
Commercial Banking	888	690	789	1,010	1,414
Other	15	15	15	15	15
At 31 December 2025	3,228	2,466	2,862	3,672	5,275

Page 21 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions (continued)
The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors.
The impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 30 June 2026		At 31 December 2025
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	13	(11)	11	(11)
Credit cards	56	(53)	54	(53)
Other Retail	24	(24)	25	(25)
Commercial Banking	76	(56)	58	(48)
ECL impact	169	(144)	148	(137)
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios.

	At 30 June 2026		At 31 December 2025
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(162)	245	(172)	261

Page 22 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	288,559	28,802	3,814	4,350	325,525	8.8	1.2
Credit cards	16,326	2,094	305	–	18,725	11.2	1.6
UK unsecured loans and overdrafts	11,153	1,403	209	–	12,765	11.0	1.6
UK Motor Finance	14,991	2,507	158	–	17,656	14.2	0.9
Other	22,396	411	123	–	22,930	1.8	0.5
Retail	353,425	35,217	4,609	4,350	397,601	8.9	1.2
Business and Commercial Banking	24,669	3,403	987	–	29,059	11.7	3.4
Corporate and Institutional Banking	65,010	2,278	658	–	67,946	3.4	1.0
Commercial Banking	89,679	5,681	1,645	–	97,005	5.9	1.7
Other[1]	19	–	–	–	19	–	–
Total gross lending	443,123	40,898	6,254	4,350	494,625	8.3	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	61	199	287	122	669
Credit cards	219	280	146	–	645
UK unsecured loans and overdrafts	158	200	117	–	475
UK Motor Finance[2]	223	143	79	–	445
Other	21	9	32	–	62
Retail	682	831	661	122	2,296
Business and Commercial Banking	84	158	138	–	380
Corporate and Institutional Banking	94	119	262	–	475
Commercial Banking	178	277	400	–	855
Other	1	–	–	–	1
Total	861	1,108	1,061	122	3,152

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.5	2.8	0.2
Credit cards	1.3	13.4	47.9	–	3.4
UK unsecured loans and overdrafts	1.4	14.3	56.0	–	3.7
UK Motor Finance	1.5	5.7	50.0	–	2.5
Other	0.1	2.2	26.0	–	0.3
Retail	0.2	2.4	14.3	2.8	0.6
Business and Commercial Banking	0.3	4.6	14.0	–	1.3
Corporate and Institutional Banking	0.1	5.2	39.8	–	0.7
Commercial Banking	0.2	4.9	24.3	–	0.9
Other	5.3	–	–	–	5.3
Total	0.2	2.7	17.0	2.8	0.6
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £250 million relating to provisions against residual values of vehicles subject to finance leases.

Page 23 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	284,307	30,414	4,016	5,076	323,813	9.4	1.2
Credit cards	15,258	2,326	274	–	17,858	13.0	1.5
UK unsecured loans and overdrafts	10,601	1,397	193	–	12,191	11.5	1.6
UK Motor Finance	14,222	2,786	141	–	17,149	16.2	0.8
Other	21,245	392	145	–	21,782	1.8	0.7
Retail	345,633	37,315	4,769	5,076	392,793	9.5	1.2
Business and Commercial Banking	24,362	3,329	979	–	28,670	11.6	3.4
Corporate and Institutional Banking	59,658	2,035	778	–	62,471	3.3	1.2
Commercial Banking	84,020	5,364	1,757	–	91,141	5.9	1.9
Other[1]	540	–	–	–	540	–	–
Total gross lending	430,193	42,679	6,526	5,076	484,474	8.8	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	208	309	159	731
Credit cards	205	277	121	–	603
UK unsecured loans and overdrafts	172	214	112	–	498
UK Motor Finance[2]	202	149	79	–	430
Other	17	11	35	–	63
Retail	651	859	656	159	2,325
Business and Commercial Banking	92	165	120	–	377
Corporate and Institutional Banking	107	136	263	–	506
Commercial Banking	199	301	383	–	883
Other	–	–	–	–	–
Total	850	1,160	1,039	159	3,208

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.7	3.1	0.2
Credit cards	1.3	11.9	44.2	–	3.4
UK unsecured loans and overdrafts	1.6	15.3	58.0	–	4.1
UK Motor Finance	1.4	5.3	56.0	–	2.5
Other	0.1	2.8	24.1	–	0.3
Retail	0.2	2.3	13.8	3.1	0.6
Business and Commercial Banking	0.4	5.0	12.3	–	1.3
Corporate and Institutional Banking	0.2	6.7	33.8	–	0.8
Commercial Banking	0.2	5.6	21.8	–	1.0
Other	–	–	–	–	–
Total	0.2	2.7	15.9	3.1	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £243 million relating to provisions against residual values of vehicles subject to finance leases.

Page 24 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Retail
•The Retail portfolio has continued to deliver strong credit performance in the first half of 2026 and remains well positioned despite ongoing macroeconomic challenges. Consumers continue to demonstrate resilience amid inflationary pressures driven by the external environment
•A robust approach to risk management is firmly embedded across the division, underpinned by strong affordability and indebtedness controls, which supports a prudent approach to risk appetite. Lending strategies are regularly reviewed and calibrated to reflect any changes in macroeconomic conditions
•In both the UK mortgages and unsecured portfolios, new to arrears and flow to default rates have remained low and stable during the first half of the year. In UK Motor Finance, new to arrears and flows to default reduced in the second quarter as the operational impacts from voluntary terminations eased
•The Retail impairment charge in the first half of 2026 was £565 million, which includes a £77 million charge from updated macroeconomic outlook. This is higher than the £342 million charge for the first half of 2025, which benefitted from a release of £84 million from improvements in the Group’s macroeconomic outlook. Excluding macroeconomic updates, the impairment charge is higher than the prior year, reflecting model updates and a more normalised level of charge alongside balance sheet growth
•Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) has remained stable at 0.6% (31 December 2025: 0.6%)
•Strong credit performance, securitisation activity and higher portfolio balances have reduced Stage 2 loans and advances to 8.9% of the Retail portfolio (31 December 2025: 9.5%). Stage 2 ECL coverage is stable at 2.4%
(31 December 2025: 2.3%)
•Low and stable flows to default have also resulted in Retail Stage 3 loans and advances remaining stable at 1.2%
of total loans and advances (31 December 2025: 1.2%)
•Stage 3 ECL coverage increased to 14.3% (31 December 2025: 13.8%)
UK mortgages
•The UK mortgages portfolio increased to £325.5 billion (31 December 2025: £323.8 billion), net of a £1.8 billion securitisation of primarily legacy balances in the second quarter of 2026. This increase was driven by sustained customer demand
•New to arrears in the UK mortgages portfolio reduced throughout the first half of 2026. The portfolio remains well positioned with a strong loan to value (LTV) profile. Portfolio quality improved during the period, supported by robust affordability and credit controls with higher risk legacy vintage balances continuing to reduce through natural attrition and securitisation activity
•The impairment charge of £39 million for the first half of 2026 is higher than the credit of £133 million in the first half of 2025, predominately benefitted from a favourable update to house prices. Excluding macroeconomic updates, the impairment charge is higher year-on-year due to lower one-off benefits
•Stage 2 loans and advances have reduced to 8.8% of total UK mortgages balances (31 December 2025: 9.4%)
following securitisation activity along with strong and stable credit performance
•Continued strong and stable credit performance and higher portfolio balances also resulted in Stage 3 loans and advances remaining stable at 1.2% (31 December 2025: 1.2%). Stage 3 ECL coverage remained broadly stable at
7.5% (31 December 2025: 7.7%)

Page 25 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
UK mortgages product analysis

	At 30 June 2026					At 31 December 2025
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	275,760	48,114	1,651	325,525	273,106	47,858	2,849	323,813

UK mortgages greater than 3 months in arrears[1]
Number of cases	15,727	2,591	1,463	19,781	17,070	3,351	2,208	22,629
Total mortgages accounts (%)	1.0	0.7	10.2	1.0	1.0	1.0	8.6	1.1
Value of loans[2] (£m)	2,298	413	258	2,969	2,518	486	397	3,401
Total mortgages balances (%)	0.8	0.9	15.6	0.9	0.9	1.0	13.9	1.1

Loan to value
Less than 60% (%)	50.1	61.1	93.2	51.9	52.0	64.1	90.0	54.2
60% to 70% (%)	15.0	21.7	4.5	15.9	15.4	21.4	6.4	16.2
70% to 80% (%)	16.3	17.1	1.6	16.4	15.5	14.4	2.0	15.2
80% to 90% (%)	15.8	0.1	0.5	13.4	14.4	0.1	0.9	12.2
90% to 100% (%)	2.8	–	0.1	2.4	2.7	–	0.4	2.2
Greater than 100% (%)	–	–	0.1	–	–	–	0.3	–
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value[3]
Stock of residential mortgages (%)	45.4	48.9	31.4	45.7	44.7	48.2	32.0	45.0
New residential lending in the period (%)	66.9	61.8	n/a	66.2	64.7	58.8	n/a	64.1
1Excluding repossessions.
2Value of loans represents gross book value of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.
3Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Page 26 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Credit cards
•Credit card balances increased to £18.7 billion (31 December 2025: £17.9 billion), driven by higher demand for new cards and increased customer spending
•The credit card portfolio continues to evidence a prime book. New to arrears have remained low and stable over the first half of the year and repayment rates remain strong
•The impairment charge of £264 million for the first half of 2026 is higher than the charge of £200 million in the first half of 2025, due to updates to the Group’s macroeconomic outlook, notably upward revisions to the unemployment forecast, compared to favourable updates in the first half of 2025. Excluding macroeconomic updates, the higher impairment charge reflects model updates, a more normalised level of charge and the effects of an adjusted process to improve customer outcomes. Total ECL coverage is stable at 3.4% (31 December 2025:
3.4%)
•Stable credit performance and higher portfolio balances resulted in a reduction in Stage 2 loans and advances to
11.2% of total credit card balances (31 December 2025: 13.0%). Stage 2 ECL coverage increased to 13.4% (31
December 2025: 11.9%), following updates to model loss rates
•Stage 3 loans and advances remained stable at 1.6% (31 December 2025: 1.5%). Updates to model loss rates also increased Stage 3 ECL coverage to 47.9% (31 December 2025: 44.2%)
UK unsecured loans and overdrafts
•UK unsecured loans and overdraft balances increased to £12.8 billion (31 December 2025: £12.2 billion) driven by sustained customer demand
•The impairment charge of £149 million for the first half of 2026 is lower than the charge of £163 million for the first half of 2025, due to calibration benefits this year reflecting strong and stable credit performance
•Strong credit performance and higher portfolio balances within unsecured loans resulted in a reduction in
Stage 2 loans and advances to 11.0% of total balances (31 December 2025: 11.5%). Stage 2 ECL coverage decreased to 14.3% (31 December 2025: 15.3%)
•Stage 3 loans and advances remained stable at 1.6% (31 December 2025: 1.6%). While Stage 3 ECL coverage reduced to 56.0% (31 December 2025: 58.0%)
UK Motor Finance
•UK Motor Finance balances (which exclude operating leases) increased to £17.7 billion (31 December 2025:
£17.1 billion), driven by retail demand, alongside increased stocking
•UK Motor Finance credit performance is strong, with lower new to arrears in the second quarter reflecting a reduction in operational factors relating to voluntary terminations during the first quarter of the year. Updates to
Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP)
and Hire Purchase (HP) lending are included within ECL and the impairment charge. Declines in used car prices have primarily driven an ECL increase to £250 million as at 30 June 2026 (31 December 2025: £243 million)
•The impairment charge of £106 million for the first half of 2026 is in line with the charge of £111 million for the first half of 2025. Increased RV and VT provisions drove higher Stage 2 ECL coverage 5.7% (31 December 2025:
5.3%), with Stage 2 loans and advances reducing to 14.2% (31 December 2025: 16.2%)
•Stage 3 loans and advances remained stable at 0.9% (31 December 2025: 0.8%), with Stage 3 ECL coverage reducing to 50.0% (31 December 2025: 56.0%)
Other
•Other Retail loans and advances increased to £22.9 billion (31 December 2025: £21.8 billion), largely driven by growth in the European business
•Stage 2 loans and advances remained stable at 1.8% (31 December 2025: 1.8%), supported by higher portfolio balances, with coverage across stages also stable. Stage 3 loans and advances reduced to 0.5% of total loans and advances (31 December 2025: 0.7%)
•There was a £7 million impairment charge in the first half of 2026, compared to a £1 million charge in the first half of 2025

Page 27 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CREDIT RISK (continued)
Commercial Banking
•Portfolio credit performance has remained strong and stable amid ongoing external headwinds, with credit strategies and policy operating within established risk appetite. The Group continues to monitor external developments and assess potential impacts on the macroeconomic environment
•The Group undertakes regular reviews of portfolio segments. Higher-risk sectors and exposures are clearly identified and actively managed, with appropriate mitigating actions in place. Credit strategies, appetite, sensitivities and mitigation plans remain up to date, enabling rapid response to emerging risks and opportunities while continuing to support clients and protect the Group
•Credit playbooks and deep dive reviews covering a range of downside scenarios are maintained and updated as conditions evolve. Early warning indicators and risk appetite metrics are actively monitored to support timely insight and proactive intervention where required
•The Group continues to provide early, targeted support to customers in difficulty through its Watchlist and
Business Support framework. More vulnerable industry sectors are monitored closely, as are second and third order risks (for example, supply chain issues or input cost increases), to ensure risk appetite remains appropriate and early risk mitigating actions can be taken. This approach balances prudent risk management with support for financially viable clients, reinforcing the Group’s focus on resilience and responsible client outcomes
•Commercial Banking UK Real Estate committed drawn lending increased by net £0.1 billion to £10.1 billion in the first half of 2026 (net of £2.2 billion exposures subject to protection through significant risk transfer (SRT)
securitisations). Performance has remained strong and stable within the sector, with limited flow of new cases to
Watchlist and BSU. The average LTV of 45% remains stable
•The net impairment charge in the first half of 2026 was £51 million, versus £100 million in the first half of 2025, which recognised deterioration in the economic outlook. Excluding macroeconomic updates, credit performance remains strong and stable with low levels of defaults. ECL allowances decreased in the year to £855 million at 30
June 2026 (31 December 2025: £883 million)
•Stage 2 loans and advances increased to £5,681 million (31 December 2025: £5,364 million) with the proportion of total loans and advances to customers remaining stable at 5.9% (31 December 2025: 5.9%), with strong and stable credit performance resulting in lower Stage 2 ECL coverage at 4.9% (31 December 2025: 5.6%)
•Stage 3 loans and advances decreased to £1,645 million (31 December 2025: £1,757 million) and as a proportion of total loans and advances to customers reduced to 1.7% (31 December 2025: 1.9%), largely driven by net repayments in the first half of 2026. Stage 3 ECL coverage increased to 24.3% (31 December 2025: 21.8%)
following the reassessment of a small number of existing cases in default
Business and Commercial Banking
•Business and Commercial Banking lending increased marginally to £29.1 billion (31 December 2025: £28.7 billion), with new business partially offset by continued amortisation of the portfolio, particularly government‑backed lending
•Stage 2 loans and advances increased to £3,403 million (31 December 2025: £3,329 million). Stage 2 as a proportion of total loans and advances to customers remained stable at 11.7% (31 December 2025: 11.6%), while
Stage 2 ECL coverage decreased to 4.6% (31 December 2025: 5.0%)
•Stage 3 loans and advances increased marginally to £987 million (31 December 2025: £979 million), and remained stable at 3.4% (31 December 2025: 3.4%) as a proportion of total loans and advances. Stage 3 ECL coverage increased to 14.0% (31 December 2025: 12.3%) following the reassessment of a small number of existing cases in default
Corporate and Institutional Banking
•Corporate and Institutional lending increased to £67.9 billion (31 December 2025: £62.5 billion), reflecting growth in Institutional balances including securitised products, alongside corporate infrastructure growth.
Lending growth remains within risk appetite, while maintaining strong obligor and asset quality
•Stage 2 loans and advances increased to £2,278 million (31 December 2025: £2,035 million). Stage 2 as a proportion of total loans and advances to customers remained stable at 3.4% (31 December 2025: 3.3%), with
Stage 2 ECL coverage reducing to 5.2% (31 December 2025: 6.7%)
•Stage 3 loans and advances decreased to £658 million (31 December 2025: £778 million) and as a proportion of total loans and advances to customers reduced to 1.0% (31 December 2025: 1.2%), driven by a small number of repayments and write offs. Stage 3 ECL coverage increased to 39.8% (31 December 2025: 33.8%) following the reassessment of a small number of existing cases in default

Page 28 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
LIQUIDITY RISK
Overview
The Group has maintained its strong funding and liquidity position. Total wholesale funding1 has increased to
£107.8 billion as at 30 June 2026 (31 December 2025: £95.6 billion). The Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)2 of 144% as at 30 June 2026 (31 December 2025: 145%) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in the LCR resulted from a reduction in liquid assets, from repayments of Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) partially offset by an increase in customer deposits and wholesale funding. All assets within the liquid asset portfolio are hedged for interest rate risk. Liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.
LCR eligible assets2 have reduced slightly to £131.0 billion (31 December 2025: £131.4 billion). In addition to the
Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged
£97 billion in the 12 months to 30 June 2026 (31 December 2025: £87 billion). The net stable funding ratio3 remains robust at 123% as at 30 June 2026 (31 December 2025: 124%).
LCR eligible assets comprise of £125.0 billion LCR level 1 eligible assets (31 December 2025: £125.8 billion) and
£6.0 billion of LCR level 2 eligible assets (31 December 2025: £5.6 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be guided by prudent liquidity management and economic considerations, with external market conditions factored in.
During the first half of 2026, the Group accessed wholesale funding1 across a range of currencies and markets with term issuance volumes totalling £10.4 billion. The Group has increased levels of below 1-year money market wholesale funding throughout the first half of 2026, following TFSME repayments in 2025. The Group continues to manage below 1-year money market funding to support balance sheet funding needs. The total outstanding amount of drawings from the TFSME has remained stable at £8.8 billion as at 30 June 2026 (31 December 2025:
£8.8 billion), with further maturities in 2027 and beyond. The repayment of TFSME maturities has been factored into the Group’s funding plans.
The Group’s credit ratings remain well positioned and continue to reflect the strength of the Group’s management and franchise, along with its robust financial performance and capital and funding position. In May 2026, Fitch upgraded senior unsecured ratings for Lloyds Bank plc and Lloyds Bank Corporate Markets plc following a methodology update.
1The Group has revised its definition of wholesale funding to comprise debt securities in issue and subordinated liabilities only.
Deposits from banks are no longer included, reflecting the behavioural liquidity characteristics of bank depositors.
Comparatives have been represented on a consistent basis.
2Based on an average of month-end observations over the last 12 months.
3Based on an average of the last four quarter-end observations.

Page 29 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
LIQUIDITY RISK (continued)
Group funding requirements and sources and reconciliation to the balance sheet

	At 30 Jun 2026 £bn	At 31 Dec 2025 £bn	Change %

Group funding position
Total Group assets	994.2	944.1	5
Less other liabilities[1]	(286.7)	(261.7)	(10)
Funding requirements	707.5	682.4	4

Deposits from banks (excluding cash collateral received)	6.2	3.8	63
Customer deposits	500.9	496.5	1
Repurchase agreements – non-trading	36.6	29.8	23
Term Funding Scheme with additional incentives for SMEs (TFSME)	8.8	8.8
Repurchase agreements at amortised cost	45.4	38.6	18
Wholesale funding[2]	107.8	95.6	13
Total equity	47.2	47.9	(1)
Funding sources	707.5	682.4	4

At 30 June 2026	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	6.2	2.0	–	8.2
Customer deposits	500.9	–	–	500.9
Repurchase agreements at amortised cost	45.4	–	–	45.4
Debt securities in issue	96.7	–	(5.8)	90.9
Subordinated liabilities	11.1	–	(1.9)	9.2
Wholesale funding[2]	107.8	–
Total equity	47.2	–	–	47.2
Funding sources	707.5	2.0

At 31 December 2025
Deposits from banks	3.8	2.0	–	5.8
Customer deposits	496.5	–	–	496.5
Repurchase agreements at amortised cost	38.6	–	–	38.6
Debt securities in issue	83.9	–	(5.6)	78.3
Subordinated liabilities	11.7	–	(1.8)	9.9
Wholesale funding[2]	95.6	–
Total equity	47.9	–	–	47.9
Funding sources	682.4	2.0
1Other liabilities represent balance sheet liabilities not included in funding analysis, primarily balances in the Group’s Insurance business and liabilities held at fair value.
2The Group has revised its definition of wholesale funding to comprise debt securities in issue and subordinated liabilities only.
Deposits from banks are no longer included, reflecting the behavioural liquidity characteristics of bank depositors.
Comparatives have been represented on a consistent basis.

Page 30 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
LIQUIDITY RISK (continued)
Analysis of term issuance in the half-year to 30 June 2026

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies[1] £bn	Total £bn

Securitisation[2]	0.4	–	0.7	–	1.1
Covered bonds	1.5	–	1.7	–	3.2
Senior unsecured notes	0.8	2.1	2.0	0.7	5.6
Subordinated liabilities	0.5	–	–	–	0.5
Total issuance	3.2	2.1	4.4	0.7	10.4
1Includes Australian dollar and Japanese yen.
2Securitisation includes externally issued notes from significant risk transfer transactions.
INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge stood at £246 billion at 30 June 2026 (31 December 2025: £244 billion).
Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including UK Bank Rate
•Balance sheet remains constant
•Illustrative 50% pass-through on deposits and 100% pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.150	c.325	c.625
+25 basis points	c.75	c.175	c.300
-25 basis points	(c.100)	(c.175)	(c.300)
-50 basis points	(c.200)	(c.350)	(c.625)
1Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2026 balance sheet position.

Page 31 of 72
CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
The half-year ended 31 December 2025 information disclosed throughout the report is presented as supplementary information and is not required to be disclosed in accordance with IAS 34.

Page 32 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Interest income		15,219	15,367	15,382
Interest expense		(8,114)	(8,889)	(8,630)
Net interest income		7,105	6,478	6,752
Fee and commission income		1,752	1,464	1,654
Fee and commission expense		(750)	(608)	(726)
Net fee and commission income	4	1,002	856	928
Net trading income		812	608	877
Insurance revenue		1,566	1,867	1,571
Insurance service expense		(1,251)	(1,409)	(1,134)
Net expense from reinsurance contracts held		(17)	(28)	(111)
Insurance service result	5	298	430	326
Net investment return on assets held to back insurance and investment contracts		16,152	5,316	18,528
Net finance expense in respect of insurance and investment contracts		(15,960)	(5,317)	(18,727)
Net investment return and finance result in respect of insurance and investment contracts	5	192	(1)	(199)
Other operating income		1,217	1,015	1,352
Other income		3,521	2,908	3,284
Total income		10,626	9,386	10,036
Operating expenses	6	(5,717)	(5,440)	(6,526)
Impairment	8	(616)	(442)	(353)
Profit before tax		4,293	3,504	3,157
Tax expense	9	(1,170)	(960)	(944)
Profit after tax		3,123	2,544	2,213

Profit attributable to ordinary shareholders		2,836	2,274	1,922
Profit attributable to other equity holders		229	245	218
Profit attributable to equity holders		3,065	2,519	2,140
Profit attributable to non-controlling interests		58	25	73
Profit after tax		3,123	2,544	2,213

Basic earnings per share	16	4.8p	3.8p	3.2p
Diluted earnings per share	16	4.8p	3.7p	3.2p
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 33 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025[1] £m	Half-year to 31 Dec 2025[1] £m

Profit for the period	3,123	2,544	2,213
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	91	(168)	(352)
Current tax	17	25	25
Deferred tax	(42)	18	67
	66	(125)	(260)
Movements in revaluation reserve in respect of equity shares held at FVOCI:
Change in fair value	–	42	(8)
Deferred tax	–	–	–
	–	42	(8)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(4)	62	(188)
Deferred tax	1	(17)	52
	(3)	45	(136)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at FVOCI:
Change in fair value	142	(1)	35
Current tax	–	–	1
Deferred tax	(40)	–	(8)
	102	(1)	28
Income statement transfers in respect of disposals	–	–	(3)
Deferred tax	–	5	(4)
	–	5	(7)
Income statement transfers in respect of impairment	1	–	(1)
	103	4	20
Movements in cash flow hedge reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,337)	492	(10)
Deferred tax	374	(138)	2
	(963)	354	(8)
Net income statement transfers	771	901	968
Deferred tax	(216)	(252)	(271)
	555	649	697
	(408)	1,003	689

Movements in foreign currency translation reserve: Currency translation differences (tax: £nil)	(19)	9	45
Total other comprehensive (loss) income for the period, net of tax	(261)	978	350
Total comprehensive income for the period	2,862	3,522	2,563

Total comprehensive income attributable to ordinary shareholders	2,575	3,252	2,272
Total comprehensive income attributable to other equity holders	229	245	218
Total comprehensive income attributable to equity holders	2,804	3,497	2,490
Total comprehensive income attributable to non-controlling interests	58	25	73
Total comprehensive income for the period	2,862	3,522	2,563
1Current tax and deferred tax impacts, previously shown in aggregate for each reserve, are now presented alongside each line item. Comparatives are represented on a consistent basis.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 34 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks		61,530	56,661
Financial assets at fair value through profit or loss	10	258,373	240,413
Derivative financial instruments	11	20,731	19,727
Loans and advances to banks		8,138	7,236
Loans and advances to customers		491,678	481,463
Reverse repurchase agreements		54,351	50,986
Debt securities		16,635	13,987
Financial assets at amortised cost		570,802	553,672
Financial assets at fair value through other comprehensive income	10	40,428	36,320
Goodwill and other intangible assets		8,732	8,593
Current tax recoverable		1,400	1,346
Deferred tax assets		3,704	3,990
Retirement benefit assets	7	2,860	2,695
Other assets		25,597	20,655
Total assets		994,157	944,072

Liabilities
Deposits from banks		8,208	5,779
Customer deposits		500,859	496,457
Repurchase agreements at amortised cost		45,400	38,570
Financial liabilities at fair value through profit or loss	10	31,310	27,909
Derivative financial instruments	11	17,826	16,132
Notes in circulation		2,177	2,118
Debt securities in issue at amortised cost	13	90,853	78,271
Liabilities arising from insurance and participating investment contracts	5	143,566	135,284
Liabilities arising from non-participating investment contracts		66,639	61,640
Other liabilities		27,764	20,945
Retirement benefit obligations	7	116	120
Current tax liabilities		35	52
Deferred tax liabilities		131	146
Provisions	14	2,801	2,888
Subordinated liabilities		9,235	9,894
Total liabilities		946,920	896,205

Equity
Share capital		5,827	5,889
Share premium account		18,855	18,797
Other reserves		10,538	10,744
Retained profits		6,241	6,291
Ordinary shareholders’ equity		41,461	41,721
Other equity instruments		5,551	5,947
Total equity excluding non-controlling interests		47,012	47,668
Non-controlling interests		225	199
Total equity		47,237	47,867
Total equity and liabilities		994,157	944,072
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 35 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital[1] £m	Share premium[1] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2026	5,889	18,797	10,744	6,291	41,721	5,947	199	47,867
Comprehensive income
Profit for the period	–	–	–	2,836	2,836	229	58	3,123
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	66	66	–	–	66
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	103	–	103	–	–	103
Gains and losses attributable to own credit risk, net of tax	–	–	–	(3)	(3)	–	–	(3)
Movements in cash flow hedge reserve, net of tax	–	–	(408)	–	(408)	–	–	(408)
Movements in foreign currency translation reserve, net of tax	–	–	(19)	–	(19)	–	–	(19)
Total other comprehensive (loss) income	–	–	(324)	63	(261)	–	–	(261)
Total comprehensive (loss) income[2]	–	–	(324)	2,899	2,575	229	58	2,862
Transactions with owners
Dividends (note 17)	–	–	–	(1,420)	(1,420)	–	(32)	(1,452)
Distributions on other equity instruments	–	–	–	–	–	(229)	–	(229)
Issue of ordinary shares	56	58	–	–	114	–	–	114
Share buyback[3]	(118)	–	118	(1,756)	(1,756)	–	–	(1,756)
Repurchases and redemptions of other equity instruments	–	–	–	18	18	(396)	–	(378)
Movement in treasury shares	–	–	–	94	94	–	–	94
Value of employee services	–	–	–	115	115	–	–	115
Total transactions with owners	(62)	58	118	(2,949)	(2,835)	(625)	(32)	(3,492)
Realised gains and losses on FVOCI equity shares	–	–	–	–	–	–	–	–
At 30 June 2026[4]	5,827	18,855	10,538	6,241	41,461	5,551	225	47,237
1Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
2Total comprehensive income attributable to owners of the parent was £2,804 million.
3Contains a closed period accrual of £580 million.
4Total equity attributable to owners of the parent was £47,012 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 36 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital[1] £m	Share premium[1] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2025	6,062	18,720	8,827	5,912	39,521	6,195	172	45,888
Comprehensive income
Profit for the period	–	–	–	2,274	2,274	245	25	2,544
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(125)	(125)	–	–	(125)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	4	–	4	–	–	4
Equity shares	–	–	42	–	42	–	–	42
Gains and losses attributable to own credit risk, net of tax	–	–	–	45	45	–	–	45
Movements in cash flow hedge reserve, net of tax	–	–	1,003	–	1,003	–	–	1,003
Movements in foreign currency translation reserve, net of tax	–	–	9	–	9	–	–	9
Total other comprehensive income (loss)	–	–	1,058	(80)	978	–	–	978
Total comprehensive income[2]	–	–	1,058	2,194	3,252	245	25	3,522
Transactions with owners
Dividends (note 17)	–	–	–	(1,271)	(1,271)	–	(23)	(1,294)
Distributions on other equity instruments	–	–	–	–	–	(245)	–	(245)
Issue of ordinary shares	44	61	–	–	105	–	–	105
Share buyback[3]	(103)	–	103	(1,357)	(1,357)	–	–	(1,357)
Issue of other equity instruments	–	–	–	(1)	(1)	750	–	749
Repurchases and redemptions of other equity instruments	–	–	–	(19)	(19)	(622)	–	(641)
Movement in treasury shares	–	–	–	35	35	–	–	35
Value of employee services	–			109	109	–	–	109
Changes in non- controlling interests	–	–	–	20	20	–	(20)	–
Total transactions with owners	(59)	61	103	(2,484)	(2,379)	(117)	(43)	(2,539)
Realised gains and losses on equity shares held at FVOCI	–	–	(2)	2	–	–	–	–
At 30 June 2025[4]	6,003	18,781	9,986	5,624	40,394	6,323	154	46,871
1Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
2Total comprehensive income attributable to owners of the parent was £3,497 million.
3Contained a close period accrual of £622 million.
4Total equity attributable to owners of the parent was £46,717 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 37 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital[1] £m	Share premium[1] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2025	6,003	18,781	9,986	5,624	40,394	6,323	154	46,871
Comprehensive income
Profit for the period	–	–	–	1,922	1,922	218	73	2,213
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(260)	(260)	–	–	(260)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	20	–	20	–	–	20
Equity shares	–	–	(8)	–	(8)	–	–	(8)
Gains and losses attributable to own credit risk, net of tax	–	–	–	(136)	(136)	–	–	(136)
Movements in cash flow hedge reserve, net of tax	–	–	689	–	689	–	–	689
Movements in foreign currency translation reserve, net of tax	–	–	45	–	45	–	–	45
Total other comprehensive income (loss)	–	–	746	(396)	350	–	–	350
Total comprehensive income[2]	–	–	746	1,526	2,272	218	73	2,563
Transactions with owners
Dividends (note 17)	–	–	–	(729)	(729)	–	(28)	(757)
Distributions on other equity instruments	–	–	–	–	–	(218)	–	(218)
Issue of ordinary shares	3	16	–	–	19	–	–	19
Share buyback	(117)	–	117	(353)	(353)	–	–	(353)
Issue of other equity instruments	–	–	–	(6)	(6)	761	–	755
Repurchases and redemptions of other equity instruments	–	–	–	19	19	(1,137)	–	(1,118)
Movement in treasury shares	–	–	–	3	3	–	–	3
Value of employee services	–	–	–	102	102	–	–	102
Total transactions with owners	(114)	16	117	(964)	(945)	(594)	(28)	(1,567)
Realised gains and losses on equity shares held at FVOCI	–	–	(105)	105	–	–	–	–
At 31 December 2025[3]	5,889	18,797	10,744	6,291	41,721	5,947	199	47,867
1Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
2Total comprehensive income attributable to owners of the parent was £2,490 million.
3Total equity attributable to owners of the parent was £47,668 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 38 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Cash flows (used in) provided by operating activities
Profit before tax	4,293	3,504	3,157
Adjustments for:
Change in operating assets	(39,576)	(9,160)	(31,529)
Change in operating liabilities	51,570	12,181	23,222
Non-cash and other items	2,351	2,323	4,108
Tax paid	(968)	(1,553)	(752)
Tax refunded	150	200	–
Net cash provided by (used in) operating activities	17,820	7,495	(1,794)
Cash flows used in investing activities
Purchase of financial assets	(13,611)	(7,380)	(12,382)
Proceeds from sale and maturity of financial assets	9,416	4,739	9,570
Purchase of property, plant and equipment	(2,575)	(2,162)	(2,909)
Purchase of other intangible assets	(827)	(559)	(693)
Proceeds from sale of property, plant and equipment	837	620	940
Net cash provided by (used in) other investing activities	–	2	(2)
Acquisition of businesses and joint ventures, net of cash acquired	(58)	(61)	88
Net cash used in investing activities	(6,818)	(4,801)	(5,388)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(1,420)	(1,271)	(729)
Distributions in respect of other equity instruments	(229)	(245)	(218)
Distributions in respect of non-controlling interests	(32)	(23)	(28)
Interest paid on subordinated liabilities	(394)	(411)	(395)
Proceeds from issue of subordinated liabilities	496	1,750	7
Proceeds from issue of other equity instruments	–	749	755
Proceeds from issue of ordinary shares	63	81	18
Share buyback	(1,176)	(735)	(975)
Repurchases and redemptions of subordinated liabilities	(1,121)	(904)	(1,024)
Repurchases and redemptions of other equity instruments	(378)	(641)	(1,118)
Net cash used in financing activities	(4,191)	(1,650)	(3,707)
Effects of exchange rate changes on cash and cash equivalents	47	(696)	318
Change in cash and cash equivalents	6,858	348	(10,571)
Cash and cash equivalents at beginning of period	60,593	70,816	71,164
Cash and cash equivalents at end of period	67,451	71,164	60,593
Interest received was £14,932 million (half-year to 30 June 2025: £14,966 million; half-year to 31 December 2025:
£14,877 million) and interest paid was £8,311 million (half-year to 30 June 2025: £8,784 million; half-year to
31 December 2025: £7,805 million).
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June
2026 is £14 million (30 June 2025: £19 million; 31 December 2025: £16 million) held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 39 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2026 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Banking Group plc (the
Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2025 which were prepared in accordance with International Financial
Reporting Standards (IFRS) as issued by the IASB. Copies of the 2025 annual report on Form 20-F are available on the Group’s website. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2025 annual report on Form 20-F.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2025 and there have been no changes in the Group’s methods of computation.
The IASB has issued its annual improvements and a number of amendments to the IFRS Accounting Standards effective 1 January 2026, including Amendments to IFRS 9 Financial Instruments and Amendments to IFRS 7
Financial Instruments Disclosure. These improvements and amendments have not had a significant impact on the
Group.
Future accounting developments
There are a number of new accounting pronouncements issued by the IASB with an effective date of 1 January
2027, including IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of
Financial Statements. While many of the existing requirements of IAS 1 Presentation of Financial Statements are
retained, IFRS 18 Presentation and Disclosure in Financial Statements introduces additional disclosure obligations in relation to the structure of the income statement, management-defined performance measures, and the aggregation and disaggregation of financial information. IFRS 18 will have no impact on the Group’s net profit as it impacts neither recognition nor measurement. The new standard will impact the presentation of the Group’s results as it requires that operating, investing and financing activities are presented separately. There will also be a change in the Group’s cash flow statement as IFRS 18 requires that the first line of the cash flow statement is operating profit rather than profit before tax.
Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2026. Related party transactions for the half-year to 30 June 2026 are similar in nature to those for the year ended 31 December 2025.
Full details of the Group’s related party transactions for the year ended 31 December 2025 can be found in the
Group’s 2025 annual report on Form 20-F.

Page 40 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-
related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the financial statements included in the Group’s 2025 annual report on Form 20-F. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 12.

Page 41 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker, as defined by IFRS 8
Operating Segments, for the Group.
The segmental results and comparatives are presented on an underlying basis (pre-tax), the basis reviewed by the chief operating decision-maker. The underlying basis is derived from the recognition and measurement principles of the IFRS Accounting Standards with the effects of the following excluded in arriving at underlying profit:
•Restructuring costs relating to merger, acquisition, integration and disposal activities
•Volatility and other items, which includes the effects of certain market volatility including that relating to the
Group’s hedging arrangements, the amortisation of purchased intangible assets and the unwind of acquisition-
related fair value adjustments
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total underlying income.
There has been no change to the descriptions of the segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2025.

Half-year to 30 June 2026	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m

Underlying net interest income	5,139	2,014	(71)	196	7,278
Underlying other income	1,406	889	818	197	3,310
Total underlying income	6,545	2,903	747	393	10,588
Underlying operating lease depreciation[1]	(835)	(6)	–	–	(841)
Underlying income, net of underlying operating lease depreciation	5,710	2,897	747	393	9,747
Underlying operating costs	(2,872)	(1,409)	(494)	(101)	(4,876)
Remediation	(17)	(12)	(7)	(3)	(39)
Total underlying costs	(2,889)	(1,421)	(501)	(104)	(4,915)
Underlying impairment charge	(565)	(51)	(1)	–	(617)
Underlying profit before tax	2,256	1,425	245	289	4,215

External income	8,339	1,855	829	(435)	10,588
External operating lease depreciation[1]	(835)	(6)	–	–	(841)
Inter-segment (expense) income	(1,794)	1,048	(82)	828	–
Net income	5,710	2,897	747	393	9,747

Loans and advances to customers[2]	395,450	96,211	–	17	491,678
External assets	410,016	162,481	233,494	188,166	994,157
Customer deposits	321,836	178,623	–	400	500,859
External liabilities	328,921	228,374	228,282	161,343	946,920
1Net of losses on disposal of operating lease assets of £32 million.
2Other includes central fair value hedge accounting adjustments.

Page 42 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)

Half-year to 30 June 2025	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m

Underlying net interest income	4,709	1,766	(78)	258	6,655
Underlying other income	1,276	926	689	78	2,969
Total underlying income	5,985	2,692	611	336	9,624
Underlying operating lease depreciation[1]	(706)	(4)	–	–	(710)
Underlying income, net of underlying operating lease depreciation	5,279	2,688	611	336	8,914
Underlying operating costs	(2,922)	(1,394)	(466)	(92)	(4,874)
Remediation	(41)	–	(2)	6	(37)
Total underlying costs	(2,963)	(1,394)	(468)	(86)	(4,911)
Underlying impairment (charge) credit	(342)	(100)	1	(1)	(442)
Underlying profit before tax	1,974	1,194	144	249	3,561

External income	7,377	1,767	690	(210)	9,624
External operating lease depreciation[1]	(706)	(4)	–	–	(710)
Inter-segment (expense) income	(1,392)	925	(79)	546	–
Net income	5,279	2,688	611	336	8,914

Loans and advances to customers[2]	382,211	88,716	–	671	471,598
External assets	396,606	151,336	197,520	173,820	919,282
Customer deposits	323,365	170,217	–	350	493,932
External liabilities	329,493	215,329	192,760	134,829	872,411

Half-year to 31 December 2025
Underlying net interest income	4,928	1,904	(73)	221	6,980
Underlying other income	1,360	899	742	150	3,151
Total underlying income	6,288	2,803	669	371	10,131
Underlying operating lease depreciation[1]	(739)	(5)	–	–	(744)
Underlying income, net of underlying operating lease depreciation	5,549	2,798	669	371	9,387
Underlying operating costs	(2,885)	(1,459)	(467)	(76)	(4,887)
Remediation	(890)	(27)	(13)	(1)	(931)
Total underlying costs	(3,775)	(1,486)	(480)	(77)	(5,818)
Underlying impairment (charge) credit	(392)	40	(3)	2	(353)
Underlying profit before tax	1,382	1,352	186	296	3,216

External income	8,006	1,732	746	(353)	10,131
External operating lease depreciation[1]	(739)	(5)	–	–	(744)
Inter-segment (expense) income	(1,718)	1,071	(77)	724	–
Net income	5,549	2,798	669	371	9,387

Loans and advances to customers[2]	390,616	90,307	–	540	481,463
External assets	404,882	147,186	218,137	173,867	944,072
Customer deposits	325,169	171,063	–	225	496,457
External liabilities	331,244	211,175	213,520	140,266	896,205
1Net of losses on disposal of operating lease assets of £3 million in the half-year to 30 June 2025 and £7 million in the half-year to 31 December 2025.
2Other includes central fair value hedge accounting adjustments.

Page 43 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)
The table below reconciles the statutory results to the underlying basis.

Group statutory basis		Removal of:			Total of segments’ amounts
	£m	Restructuring[1] £m	Volatility and other items[2,3,4] £m	Insurance gross up5 £m	£m

Half-year to 30 June 2026
Net interest income	7,105	–	172	1	7,278	Underlying net interest income
Other income	3,521	–	(334)	123	3,310	Underlying other income
		–	(841)	–	(841)	Underlying operating lease depreciation[6]
Total income	10,626	–	(1,003)	124	9,747	Underlying income, net of underlying operating lease depreciation
Operating expenses[6]	(5,717)	34	891	(123)	(4,915)	Total underlying costs
Impairment charge	(616)	–	–	(1)	(617)	Underlying impairment charge
Profit before tax	4,293	34	(112)	–	4,215	Underlying profit before tax

Half-year to 30 June 2025
Net interest income	6,478	–	177	–	6,655	Underlying net interest income
Other income	2,908	–	(68)	129	2,969	Underlying other income
		–	(710)	–	(710)	Underlying operating lease depreciation[6]
Total income	9,386	–	(601)	129	8,914	Underlying income, net of underlying operating lease depreciation
Operating expenses[6]	(5,440)	9	649	(129)	(4,911)	Total underlying costs
Impairment charge	(442)	–	–	–	(442)	Underlying impairment charge
Profit before tax	3,504	9	48	–	3,561	Underlying profit before tax

Half-year to 31 December 2025
Net interest income	6,752	–	226	2	6,980	Underlying net interest income
Other income	3,284	–	(258)	125	3,151	Underlying other income
		–	(744)	–	(744)	Underlying operating lease depreciation[6]
Total income	10,036	–	(776)	127	9,387	Underlying income, net of underlying operating lease depreciation
Operating expenses[6]	(6,526)	37	798	(127)	(5,818)	Total underlying costs
Impairment charge	(353)	–	–	–	(353)	Underlying impairment charge
Profit before tax	3,157	37	22	–	3,216	Underlying profit before tax
1Restructuring, previously presented within volatility and other items, is now shown separately. Comparative periods are represented on a consistent basis.
2In the half-year ended 30 June 2026 this comprised the effects of market and other volatility (gains of £186 million); the amortisation of purchased intangibles (£65 million); and fair value unwind (losses of £9 million).
3In the half-year ended 30 June 2025 this comprised the effects of market and other volatility (gains of £27 million); the amortisation of purchased intangibles (£40 million); and fair value unwind (losses of £35 million).
4In the half-year ended 31 December 2025 this comprised the effects of market and other volatility (gains of £45 million); the amortisation of purchased intangibles (£46 million); and fair value unwind (losses of £21 million).
5Under IFRS 17, expenses which are directly associated with the fulfilment of insurance contracts are reported as part of the insurance service result within statutory other income. On an underlying basis these expenses remain within costs.
6Net of losses on disposal of operating lease assets of £32 million (half-year to 30 June 2025: £3 million; half-year to 31
December 2025: £7 million). Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

Page 44 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 4: Net fee and commission income

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Fee and commission income:
Current accounts	354	341	332
Credit and debit card fees	690	636	688
Commercial banking and treasury fees	250	183	251
Unit trust and insurance broking	88	31	34
Factoring	27	34	32
Other fees and commissions	343	239	317
Total fee and commission income	1,752	1,464	1,654
Fee and commission expense	(750)	(608)	(726)
Net fee and commission income	1,002	856	928
Current account and credit and debit card fees principally arise in Retail; commercial banking and treasury fees and factoring arise in Commercial Banking; and unit trust and insurance broking arise in Insurance, Pensions and
Investments.
Note 5: Insurance business

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Insurance revenue
Amounts relating to the changes in liabilities for remaining coverage:
CSM recognised for services provided	196	392	198
Change in risk adjustments for non-financial risk for risk expired	27	24	25
Expected claims and other insurance services expenses	795	959	771
Charges to funds in respect of policyholder tax and other	104	66	134
	1,122	1,441	1,128
Recovery of insurance acquisition cash flows	67	56	61
Total life	1,189	1,497	1,189
Total non-life	377	370	382
Total Insurance revenue	1,566	1,867	1,571
Insurance service expense
Incurred claims and other directly attributable expenses	(791)	(977)	(772)
Changes that relate to past service: adjustment to liabilities for incurred claims	(2)	1	(1)
Changes that relate to future service: (losses) reversal of losses on onerous contracts	(72)	(86)	2
Amortisation of insurance acquisition cash flows	(67)	(56)	(61)
Total life	(932)	(1,118)	(832)
Total non-life	(319)	(291)	(302)
Total Insurance service expense	(1,251)	(1,409)	(1,134)
Net expense from reinsurance contracts held	(17)	(28)	(111)
Insurance service result	298	430	326

Page 45 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Insurance business (continued)

	Half-year to 30 June 2026
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	9,670	17	9,687
Foreign exchange	201	–	201
Investment property gains	–	–	–
Net investment return on assets held to back insurance and participating investment contracts[1]	9,871	17	9,888
Net investment return on assets held to back third party interests in consolidated funds			1,165
Net investment return on assets held to back non-participating investment contracts			5,099
Net investment return on assets held to back insurance and investment contracts			16,152

Net finance expense from insurance and participating investment contracts	(9,429)	(2)	(9,431)
Net finance expense from reinsurance contracts held	(2)	–	(2)
Net finance expense from insurance, participating investment and reinsurance contracts	(9,431)	(2)	(9,433)
Movement in third party interests in consolidated funds			(1,124)
Change in non-participating investment contracts			(5,403)
Net finance expense in respect of insurance and investment contracts			(15,960)
Net investment return and finance result in respect of insurance and investment contracts			192

	Half-year to 30 June 2025
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	3,520	17	3,537
Foreign exchange	140	–	140
Investment property gains	1	–	1
Net investment return on assets held to back insurance and participating investment contracts[1]	3,661	17	3,678
Net investment return on assets held to back third party interests in consolidated funds			703
Net investment return on assets held to back non-participating investment contracts			935
Net investment return on assets held to back insurance and investment contracts			5,316

Net finance expense from insurance and participating investment contracts	(3,532)	(3)	(3,535)
Net finance income from reinsurance contracts held	23	–	23
Net finance expense from insurance, participating investment and reinsurance contracts	(3,509)	(3)	(3,512)
Movement in third party interests in consolidated funds			(634)
Change in non-participating investment contracts			(1,171)
Net finance expense in respect of insurance and investment contracts			(5,317)
Net investment return and finance result in respect of insurance and investment contracts			(1)

Page 46 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Insurance business (continued)

	Half-year to 31 December 2025
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	11,888	17	11,905
Foreign exchange	(182)	–	(182)
Investment property losses	(5)	–	(5)
Net investment return on assets held to back insurance and participating investment contracts[1]	11,701	17	11,718
Net investment return on assets held to back third party interests in consolidated funds			1,351
Net investment return on assets held to back non-participating investment contracts			5,459
Net investment return on assets held to back insurance and investment contracts			18,528

Net finance expense from insurance and participating investment contracts	(11,805)	(11)	(11,816)
Net finance expense from reinsurance contracts held	31	–	31
Net finance expense from insurance, participating investment and reinsurance contracts	(11,774)	(11)	(11,785)
Movement in third party interests in consolidated funds			(1,320)
Change in non-participating investment contracts			(5,622)
Net finance expense in respect of insurance and investment contracts			(18,727)
Net investment return and finance result in respect of insurance and investment contracts			(199)
1Includes income of £9,890 million (half-year to 30 June 2025: £3,426 million; half-year to 31 December 2025: £11,583 million) in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the
Group’s balance sheet.

At 30 June 2026	Present value of future cash flows £m	Risk adjustment £m	Contractual service margin £m	Other £m	Total £m

Insurance contract assets	290	(66)	(83)	–	141
Liabilities arising from insurance contracts and participating investment contracts[1]	(138,407)	(949)	(4,245)	–	(143,601)
Net liability	(138,117)	(1,015)	(4,328)	–	(143,460)
Insurance acquisition assets	–	–	–	35	35
Insurance and participating investment contracts net liability	(138,117)	(1,015)	(4,328)	35	(143,425)

At 31 December 2025
Insurance contract assets	248	(59)	(76)	–	113
Liabilities arising from insurance contracts and participating investment contracts[1]	(130,099)	(910)	(4,309)	–	(135,318)
Net liability	(129,851)	(969)	(4,385)	–	(135,205)
Insurance acquisition assets	–	–	–	34	34
Insurance and participating investment contracts net liability	(129,851)	(969)	(4,385)	34	(135,171)
1Excluding insurance acquisition assets.

Page 47 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 6: Operating expenses

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Staff costs:
Salaries and social security costs	1,989	1,908	1,938
Pensions and other post-retirement benefit schemes (note 7)	276	270	257
Restructuring and other staff costs	122	294	40
	2,387	2,472	2,235
Premises and equipment costs[1]	289	260	243
Depreciation and amortisation	1,787	1,748	1,729
UK bank levy	–	–	130
Regulatory and legal provisions (note 14)	39	37	931
Other	1,504	1,228	1,558
Operating expenses before adjustment for:	6,006	5,745	6,826
Amounts attributable to the acquisition of insurance and participating investment contracts	(79)	(89)	(102)
Amounts reported within insurance service expenses	(210)	(216)	(198)
Total operating expenses	5,717	5,440	6,526
1Net of losses on disposal of operating lease assets of £32 million (half-year to 30 June 2025: losses of £3 million; half-year to
31 December 2025: losses of £7 million).
Note 7: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Defined benefit pension schemes:
Present value of funded obligations	(25,483)	(26,571)
Fair value of scheme assets	28,262	29,183
Net pension scheme asset	2,779	2,612
Other post-retirement schemes	(35)	(37)
Total amounts recognised in the balance sheet	2,744	2,575

Recognised on the balance sheet as:
Retirement benefit assets	2,860	2,695
Retirement benefit obligations	(116)	(120)
Total amounts recognised in the balance sheet	2,744	2,575
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2026	2,575
Income statement credit	15
Employer contributions	63
Remeasurement	91
Asset at 30 June 2026	2,744

Page 48 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 7: Retirement benefit obligations (continued)
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Defined benefit schemes	(15)	(15)	(22)
Defined contribution schemes	291	285	279
Total charge to the income statement	276	270	257
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2026%	At 31 Dec 2025%

Discount rate	6.03	5.57
Rate of inflation:
Retail Price Index (RPI)	2.77	2.65
Consumer Price Index (CPI)	2.33	2.13
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.61	2.52
In July 2024, the Court of Appeal handed down a judgment (Virgin Media Limited v NTL Pension Trustees Limited)
which potentially has implications for the validity of amendments made by pension schemes that were contracted out on a salary-related basis between 6 April 1997 and the abolition of contracting-out in 2016. The Pension
Schemes Act 2026 gives affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The Group has not made any allowance for the possible impact of the ruling as it is currently unclear whether any additional liabilities might arise, and if they were to arise, how they would be reliably measured. The Group is continuing to review scheme amendments to decide whether any subsequent actions are required and will continue to monitor developments.
Note 8: Impairment

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Loans and advances to customers	604	492	375
Debt securities	2	–	–
Financial assets held at amortised cost	606	492	375
Financial assets at fair value through other comprehensive income	1	–	(1)
Other assets	–	(1)	3
Loan commitments and financial guarantees	9	(49)	(24)
Total impairment charge	616	442	353
There was a £78 million charge in respect of residual value impairment and voluntary terminations within the
Group’s UK Motor Finance business in the current period (half-year to 30 June 2025: £70 million; half-year to
31 December 2025: £67 million).

Page 49 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2026 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period. An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Profit before tax	4,293	3,504	3,157
UK corporation tax thereon at 25.0% (2025: 25.0%)	(1,073)	(876)	(789)
Impact of surcharge on banking profits	(94)	(86)	(81)
Non-deductible costs: conduct charges	–	1	(71)
Non-deductible costs: bank levy	–	–	(33)
Other non-deductible costs[1]	(43)	(68)	(4)
Non-taxable income[1]	34	34	65
Tax relief on coupons on other equity instruments	57	61	55
Non-taxable (non-deductible) foreign exchange gains (losses)[1]	15	(74)	(1)
Tax-exempt gains on disposals	62	25	37
Tax losses where no deferred tax recognised	4	(4)	(3)
Differences in overseas tax rates	(2)	7	(12)
Policyholder tax in respect of the life assurance business	(18)	(35)	(36)
Deferred tax in respect of life assurance policyholder tax	(106)	(40)	(79)
Adjustments in respect of prior years	(6)	95	11
Tax effect of share of results of joint ventures	–	–	(3)
Provision for Pillar 2 current income taxes	–	–	–
Tax expense	(1,170)	(960)	(944)
1Non-taxable (non-deductible) foreign exchange gains (losses) on non-sterling denominated other equity instruments and on net investment hedging of subsidiaries, previously shown in aggregate within other non-deductible costs and non-taxable income, are now presented as an individual line item. Comparatives are represented on a consistent basis.
The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income and gains. This policyholder tax is levied on the Group, but is then recharged to the policyholder as part of the charge to funds.
Although the net impact on the Group’s profit after tax is £nil, IFRS requires the policyholder tax to be included in tax expense and the offsetting income to be included within profit before tax. The impact of this grossing up on the effective tax rate can be seen in the reconciliation of tax expense above.

Page 50 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 17 to the Group’s financial statements for the year ended
31 December 2025 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2026
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,915	–	3,915
Loans and advances to customers	–	2,346	5,913	8,259
Reverse repurchase agreements	–	21,006	–	21,006
Debt securities	23,171	32,680	2,704	58,555
Treasury and other bills	4	–	–	4
Contracts held with reinsurers	–	8,013	–	8,013
Equity shares	157,368	–	1,253	158,621
Total financial assets at fair value through profit or loss[1]	180,543	67,960	9,870	258,373
Financial assets at fair value through other comprehensive income:
Debt securities	25,363	14,964	49	40,376
Equity shares	–	–	52	52
Total financial assets at fair value through other comprehensive income	25,363	14,964	101	40,428
Derivative financial instruments	105	20,145	481	20,731
Total financial assets carried at fair value	206,011	103,069	10,452	319,532
1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £224,952 million.

Page 51 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 31 December 2025
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	2,851	–	2,851
Loans and advances to customers	–	2,943	6,058	9,001
Reverse repurchase agreements	–	20,981	–	20,981
Debt securities	19,496	31,548	2,758	53,802
Treasury and other bills	11	–	–	11
Contracts held with reinsurers	–	8,168	–	8,168
Equity shares	144,164	–	1,435	145,599
Total financial assets at fair value through profit or loss[1]	163,671	66,491	10,251	240,413
Financial assets at fair value through other comprehensive income:
Debt securities	24,151	12,068	50	36,269
Equity shares	–	–	51	51
Total financial assets at fair value through other comprehensive	24,151	12,068	101	36,320
Derivative financial instruments	57	19,206	464	19,727
Total financial assets carried at fair value	187,879	97,765	10,816	296,460
1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £209,545 million.

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2026
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	4,221	17	4,238
Liabilities in respect of securities sold under repurchase agreements	–	24,682	–	24,682
Short positions in securities	2,317	19	–	2,336
Other	–	54	–	54
Total financial liabilities at fair value through profit or loss	2,317	28,976	17	31,310
Derivative financial instruments	145	17,477	204	17,826
Liabilities arising from non-participating investment contracts	–	66,639	–	66,639
Total financial liabilities carried at fair value	2,462	113,092	221	115,775

At 31 December 2025
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	4,226	17	4,243
Liabilities in respect of securities sold under repurchase agreements	–	21,710	–	21,710
Short positions in securities	1,722	234	–	1,956
Other	–	–	–	–
Total financial liabilities at fair value through profit or loss	1,722	26,170	17	27,909
Derivative financial instruments	29	15,879	224	16,132
Liabilities arising from non-participating investment contracts	–	61,640	–	61,640
Total financial liabilities carried at fair value	1,751	103,689	241	105,681

Page 52 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2025 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2026	10,251	101	464	10,816
Exchange and other adjustments	–	–	(2)	(2)
Gains recognised in the income statement within other income	191	1	29	221
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at FVOCI	–	1	–	1
Purchases/increases	522	1	2	525
Sales/repayments	(1,096)	(3)	(12)	(1,111)
Transfers into the level 3 portfolio	16	–	–	16
Transfers out of the level 3 portfolio	(14)	–	–	(14)
At 30 June 2026	9,870	101	481	10,452
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2026	147	1	44	192

At 1 January 2025	9,889	373	741	11,003
Exchange and other adjustments	(1)	2	12	13
Gains (losses) recognised in the income statement within other income	213	2	(154)	61
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at FVOCI	–	42	–	42
Purchases/increases	137	–	8	145
Sales/repayments	(482)	(2)	(4)	(488)
Transfers into the level 3 portfolio	12	–	1	13
Transfers out of the level 3 portfolio	(68)	–	(65)	(133)
At 30 June 2025	9,700	417	539	10,656
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2025	120	3	(124)	(1)

Page 53 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2026	17	224	241
Exchange and other adjustments	–	(1)	(1)
Losses (gains) recognised in the income statement within other income	1	(7)	(6)
Additions	–	1	1
Redemptions	(1)	(13)	(14)
At 30 June 2026	17	204	221
Losses recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2026	1	10	11

At 1 January 2025	22	422	444
Exchange and other adjustments	–	6	6
Gains recognised in the income statement within other income	(2)	(134)	(136)
Additions	–	9	9
Redemptions	(2)	(16)	(18)
At 30 June 2025	18	287	305
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2025	(2)	(108)	(110)

Page 54 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Significant unobservable inputs in level 3 valuations
The following tables disclose the valuation techniques and key unobservable inputs for instruments recognised at fair value and classified as level 3 and provides the range of those inputs at the balance sheet date.
For each portfolio, the minimum and maximum significant unobservable inputs that are used in the balance sheet valuation are shown.
Significant unobservable inputs affecting the valuations are unchanged from those described in the Group’s financial statements for the year ended 31 December 2025.

At 30 June 2026	Valuation technique	Significant unobservable input	Minimum		Maximum	Carrying value £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Credit spreads	84bps		407bps	5,790
	Market values - property valuation	HPI growth	3%		4%	123
						5,913
Debt securities	Discounted cash flows	Credit spreads	112bps		650bps	780
	Market approach	Earnings multiple	3x		28x	1,924
						2,704
Equity shares	Underlying asset/net asset fair value (incl. property prices)	Price	n/a		n/a	874
	Market approach	Earnings multiple	3x		28x	379
						1,253
				—%		9,870
Financial assets at fair value through other comprehensive income
Debt securities	Discounted cash flows	Credit spreads	287bps		308bps	49
Equity shares	Underlying asset/net asset fair value (incl. property prices)	Price	n/a		n/a	52
						101
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate ATM volatility	56bps		93bps	202
	Discounted cash flows	Uncertainty of recovery rates	40%		90%	279
						481
						582
Level 3 financial assets carried at fair value						10,452

Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Credit spreads	349bps		349bps	17
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate ATM volatility	56bps		93bps	103
Shared appreciation rights	Market values - property valuation	HPI growth	3%		4%	101
						204
Level 3 financial liabilities carried at fair value						221

Page 55 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Significant unobservable inputs in level 3 valuations (continued)

At 31 December 2025	Valuation technique	Significant unobservable input	Minimum	Maximum	Carrying value £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Credit spreads	80bps	853bps	5,923
	Market values - property valuation	HPI growth	3%	4%	135
					6,058
Debt securities	Discounted cash flows	Credit spreads	113bps	925bps	869
	Market approach	Earnings multiple	0x	16x	1,889
					2,758
Equity shares	Underlying asset/net asset fair value (incl. property prices)	Price	n/a	n/a	1,057
	Market approach	Earnings multiple	0x	16x	378
					1,435
					10,251
Financial assets at fair value through other comprehensive income
Debt securities	Discounted cash flows	Credit spreads	287bps	308bps	50
Equity shares	Underlying asset/net asset fair value (incl. property prices)	Price	n/a	n/a	51
					101
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate ATM volatility	38bps	82bps	202
	Discounted cash flows	Uncertainty of recovery rates	40%	90%	262
					464
					565
Level 3 financial assets carried at fair value					10,816
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Credit spreads	349bps	349bps	17
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate ATM volatility	38bps	82bps	113
Shared appreciation rights	Market values - property valuation	HPI growth	3%	4%	111
					224
Level 3 financial liabilities carried at fair value					241
Reasonably possible alternative assumptions
Valuation techniques applied to the Group’s level 3 instruments involve the use of unobservable inputs. The calculation of the effect of reasonably possible alternative assumptions for those inputs are included in the tables and is unchanged from that described in note 17 to the Group’s financial statements for the year ended
31 December 2025.
For each portfolio, the maximum and minimum changes presented reflect the difference between the significant unobservable inputs used in the balance sheet valuation and those used when applying reasonably possible alternative assumptions.

Page 56 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

At 30 June 2026	Significant unobservable input	Max up	Max down	Favourable changes[1] £m	Unfavourable changes[1] £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Credit spreads	150bps	(115)bps	110	(114)
	HPI growth	1%	(1)%	11	(10)

Debt securities	Credit spreads	52bps	(85)bps	35	(27)
	Earnings multiple	10%	(10)%	36	(36)

Equity shares	Price	46%	(46)%	85	(89)
	Earnings multiple	10%	(10)%	7	(7)

Financial assets at fair value through other comprehensive income
Debt securities	Credit spreads	75bps	(75)bps	1	(1)

Equity shares	Price	20%	(20)%	5	(5)

Derivative financial assets
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	5	(5)
	Uncertainty of recovery rates	8%	(8)%	21	(21)

Financial liabilities at fair value through profit or loss
Securitisation notes and other	Credit spreads	50bps	(50)bps	1	(1)

Derivative financial liabilities
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	6	(5)
Shared appreciation rights	HPI growth	1%	(1)%	9	(8)
1Where the exposure to a significant unobservable input is managed on a net basis, only the net impact is shown in the table.

Page 57 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

At 31 December 2025	Significant unobservable input	Max up	Max down	Favourable changes[1] £m	Unfavourable changes[1] £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Credit spreads	150bps	(115)bps	155	(147)
	HPI growth	1%	(1)%	13	(12)

Debt securities	Credit spreads	210bps	(50)bps	56	(53)
	Earnings multiple	10%	(10)%	86	(86)

Equity shares	Price	31%	(31)%	86	(89)
	Earnings multiple	10%	(10)%	17	(17)

Financial assets at fair value through other comprehensive income
Debt securities	Credit spreads	75bps	(75)bps	2	(2)

Equity shares	Price	20%	(20)%	3	(3)

Derivative financial assets
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	4	(4)
	Uncertainty of recovery rates	8%	(8)%	21	(21)

Financial liabilities at fair value through profit or loss
Securitisation notes and other	Credit spreads	50bps	(50)bps	1	(1)

Derivative financial liabilities
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	4	(3)
Shared appreciation rights	HPI growth	1%	(1)%	11	(10)
1Where the exposure to a significant unobservable input is managed on a net basis, only the net impact is shown in the table.

Page 58 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the
Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2026		At 31 December 2025
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	8,138	8,137	7,236	7,235
Loans and advances to customers	491,678	487,031	481,463	480,703
Reverse repurchase agreements	54,351	54,351	50,986	50,986
Debt securities	16,635	16,567	13,987	14,082

Financial liabilities
Deposits from banks	8,208	8,208	5,779	5,779
Customer deposits	500,859	501,324	496,457	497,849
Repurchase agreements at amortised cost	45,400	45,400	38,570	38,570
Debt securities in issue	90,853	91,190	78,271	78,900
Subordinated liabilities	9,235	10,731	9,894	11,475
The carrying amounts of cash and balances at central banks and notes in circulation are a reasonable approximation of their fair values.
Note 11: Derivative financial instruments

	At 30 June 2026		At 31 December 2025
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	7,976	7,244	7,594	6,454
Interest rate contracts	12,215	9,538	11,797	8,924
Credit derivatives	65	194	75	170
Equity, commodity and other contracts	461	586	236	294
	20,717	17,562	19,702	15,842
Hedging
Derivatives designated as fair value hedges	3	244	12	253
Derivatives designated as cash flow hedges	11	20	13	37
	14	264	25	290
Total recognised derivative assets/liabilities	20,731	17,826	19,727	16,132

Page 59 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit losses requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 21 to the Group’s financial statements for the year ended 31 December 2025, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

At 30 June 2026	Modelled ECL £m	Individually assessed £m	Judgemental adjustments £m	Total ECL £m

UK mortgages	602	–	67	669
Credit cards	589	–	56	645
Other Retail	909	–	73	982
Commercial Banking	547	370	(56)	861
Other	15	–	–	15
Total	2,662	370	140	3,172

At 31 December 2025
UK mortgages	623	–	108	731
Credit cards	540	–	63	603
Other Retail	916	–	75	991
Commercial Banking	555	355	(22)	888
Other	15	–	–	15
Total	2,649	355	224	3,228
Adjustments to modelled ECL
UK mortgages: £67 million (31 December 2025: £108 million)
These adjustments principally comprise:
Repossession risk: £67 million (31 December 2025: £85 million)
Additional ECL continues to be held judgementally to capture the potential repossession and recovery risk from specific subsets of largely long-term defaulted cases. The reduction in the adjustment comes from the reclassification of one part previously needed to set an anticipated longer duration between default and repossession than was observable at the time. Having now seen that elongation emerge and subsequently normalise there is now sufficient observable behaviour to return to a data driven approach.
Adjustment for specific segments: £nil (31 December 2025: £13 million)
An adjustment was previously required to address fire safety and cladding uncertainty as not fully captured through collective models. This adjustment has been fully released as the risk is now deemed immaterial following reduction in exposure to these properties.
Credit cards: £56 million (31 December 2025: £63 million) and Other Retail: £73 million (31 December 2025:
£75 million)
These adjustments principally comprise:
Lifetime extension: Credit cards: £49 million (31 December 2025: £49 million) and Other Retail: £9 million
(31 December 2025: £9 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond.

Page 60 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Adjustments to loss rates: Other Retail: £37 million (31 December 2025: £25 million)
An adjustment is made to the loss given default (LGD) assumptions within the motor credit model to capture observed loss rates and the latest outlook on used car prices. The increase in the period reflects both the further adjustment required as the model now captures distorted historical loss-data from the Covid-period, as well as a small expected deterioration in loss rates.
Commercial Banking: £(56) million (31 December 2025: £(22) million)
These adjustments principally comprise:
Corporate insolvency rates: £(106) million (31 December 2025: £(122) million)
The volume of UK corporate insolvencies continues to exhibit an elevated trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s equivalent credit performance. This dislocation gives rise to uncertainty over the drivers of the observed trends in the metric and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s stable credit performance, a negative adjustment is applied by reverting judgementally to the long-term average of the insolvency rate. The scale of the negative adjustment reduced in the period reflecting the reduction in observed actual UK corporate insolvency rates, narrowing the gap of the misalignment.
Adjustments for loss given defaults (LGDs): £50 million (31 December 2025: £50 million)
An adjustment is required for a specific segment of the SME portfolio which judgementally applies a more appropriate blended LGD rate from credit risk profile segments more aligned to experience.
Global tariff and political disruption risks: £nil (31 December 2025: £50 million)
An adjustment was previously held to recognise the potential risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model drivers. These were in relation to potential nuanced risks to businesses inherent in the base case which could also worsen in the downside scenarios. This adjustment has been fully released as these risks are considered to be adequately captured within assumptions and resulting modelled provisions.

Page 61 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments and conditions in financial and commodity markets through to the balance sheet date. The Group’s updated base case scenario has four conditioning assumptions. First, developments in global conflicts, technology or financial sector issues do not cause a significant degree of financial market volatility. Second, a drift towards further deglobalisation and financial market fragmentation continues as part of a reordering of global economic relations, adding to economic frictions. Third, the UK’s existing macroeconomic framework for monetary and fiscal policy remains in place, alongside broader continuity on other areas of government policy. Fourth, advancements in AI begin to boost UK productivity growth but worsen the employment outlook in a ‘transitional’ phase around the turn of the decade.
Based on these assumptions and incorporating the economic data published in the second quarter of 2026, the
Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. Although inflationary pressures attributable to the conflict in the Middle East are yet to peak, UK Bank Rate is expected to remain on hold during 2026, before reaching a ‘neutral’ policy stance in 2027. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements for the year ended 31 December 2025. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios.
The scenarios include forecasts for key variables as at the second quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2026 covers the five years 2026 to 2030. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes.
The use of calendar years maintains a comparability between the annual assumptions presented.

Page 62 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)

At 30 June 2026	2026%	2027%	2028%	2029%	2030%	2026 to 2030 average %

Upside
Gross domestic product growth	1.4	2.4	1.9	1.6	1.6	1.8
Unemployment rate	4.8	3.7	3.1	3.1	3.3	3.6
House price growth	1.8	4.5	7.7	7.5	6.0	5.5
Commercial real estate price growth	3.3	6.6	3.1	2.0	0.7	3.1
UK Bank Rate	3.85	4.79	5.19	5.46	5.65	4.99
CPI inflation	3.1	2.5	2.2	2.7	3.0	2.7

Base case
Gross domestic product growth	1.0	1.0	1.5	1.6	1.6	1.4
Unemployment rate	5.2	5.4	5.0	4.7	4.7	5.0
House price growth	0.9	1.2	2.0	3.4	3.4	2.2
Commercial real estate price growth	(0.3)	0.0	0.9	0.8	0.0	0.3
UK Bank Rate	3.75	3.63	3.50	3.50	3.50	3.58
CPI inflation	3.1	2.4	1.8	1.8	2.0	2.2

Downside
Gross domestic product growth	0.6	(1.2)	0.5	1.4	1.7	0.6
Unemployment rate	5.6	7.5	7.7	7.3	7.0	7.0
House price growth	0.0	(2.4)	(5.4)	(3.2)	(1.3)	(2.5)
Commercial real estate price growth	(3.5)	(8.7)	(3.2)	(2.1)	(2.7)	(4.0)
UK Bank Rate	3.65	2.04	1.04	0.71	0.49	1.59
CPI inflation	3.1	2.3	1.2	0.7	0.6	1.6

Severe downside
Gross domestic product growth	0.1	(3.3)	(0.1)	1.2	1.5	(0.1)
Unemployment rate	6.2	10.1	10.4	9.8	9.3	9.2
House price growth	(1.0)	(5.1)	(12.4)	(9.2)	(6.0)	(6.8)
Commercial real estate price growth	(8.6)	(17.8)	(8.7)	(6.5)	(6.1)	(9.6)
UK Bank Rate	3.49	0.64	0.07	0.02	0.01	0.85
CPI inflation	3.1	2.2	0.6	(0.5)	(1.0)	0.9

Probability-weighted
Gross domestic product growth	0.9	0.4	1.1	1.5	1.6	1.1
Unemployment rate	5.3	6.0	5.8	5.5	5.4	5.6
House price growth	0.7	0.5	0.0	1.4	1.8	0.9
Commercial real estate price growth	(1.0)	(2.4)	(0.6)	(0.4)	(1.2)	(1.1)
UK Bank Rate	3.72	3.20	2.93	2.90	2.89	3.13
CPI inflation	3.1	2.3	1.6	1.5	1.6	2.0

Page 63 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)

At 31 December 2025	2025%	2026%	2027%	2028%	2029%	2025 to 2029 average %

Upside
Gross domestic product growth	1.4	2.0	2.3	1.6	1.6	1.8
Unemployment rate	4.8	4.2	3.2	3.1	3.2	3.7
House price growth	0.8	3.5	7.1	6.9	6.0	4.8
Commercial real estate price growth	1.2	7.9	4.9	1.7	0.8	3.2
UK Bank Rate	4.13	3.94	4.59	5.07	5.33	4.61
CPI inflation	3.4	2.6	2.4	2.8	3.1	2.9

Base case
Gross domestic product growth	1.4	1.2	1.4	1.5	1.6	1.4
Unemployment rate	4.8	5.2	4.8	4.6	4.5	4.8
House price growth	0.8	1.6	1.9	2.2	3.1	1.9
Commercial real estate price growth	1.2	0.6	1.7	0.5	0.2	0.9
UK Bank Rate	4.13	3.44	3.25	3.44	3.50	3.55
CPI inflation	3.4	2.6	2.2	2.2	2.3	2.6

Downside
Gross domestic product growth	1.4	(0.3)	(0.5)	1.1	1.6	0.7
Unemployment rate	4.8	6.6	7.5	7.4	7.0	6.7
House price growth	0.8	(0.2)	(4.7)	(5.7)	(2.8)	(2.6)
Commercial real estate price growth	1.2	(7.1)	(4.2)	(2.7)	(2.3)	(3.1)
UK Bank Rate	4.13	2.74	1.09	0.75	0.52	1.85
CPI inflation	3.4	2.6	2.0	1.4	1.0	2.1

Severe downside
Gross domestic product growth	1.4	(1.9)	(1.8)	0.7	1.4	0.0
Unemployment rate	4.8	8.3	10.2	9.9	9.4	8.5
House price growth	0.8	(1.2)	(11.1)	(12.2)	(7.8)	(6.5)
Commercial real estate price growth	1.2	(17.4)	(9.8)	(7.4)	(5.4)	(8.0)
UK Bank Rate	4.13	1.91	0.10	0.03	0.01	1.24
CPI inflation	3.4	2.6	1.7	0.5	(0.4)	1.6

Probability-weighted
Gross domestic product growth	1.4	0.7	0.8	1.3	1.6	1.2
Unemployment rate	4.8	5.6	5.7	5.5	5.4	5.4
House price growth	0.8	1.3	0.2	(0.2)	1.1	0.6
Commercial real estate price growth	1.2	(1.3)	(0.3)	(0.9)	(0.9)	(0.4)
UK Bank Rate	4.13	3.23	2.69	2.78	2.81	3.13
CPI inflation	3.4	2.6	2.2	2.0	1.9	2.4

Page 64 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year.
Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.6	0.1	0.1	0.2	0.3	0.3	0.3	0.3
Unemployment rate	5.0	5.0	5.2	5.4	5.5	5.4	5.3	5.2
House price growth	0.8	0.5	0.3	0.9	0.6	1.2	1.4	1.2
Commercial real estate price growth	0.8	0.3	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)	0.0
UK Bank Rate	3.75	3.75	3.75	3.75	3.75	3.75	3.50	3.50
CPI inflation	3.1	2.8	3.0	3.3	2.9	2.5	2.0	1.9

At 31 December 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.1	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	5.0	5.1	5.3	5.3	5.2	5.1
House price growth	2.9	2.7	1.3	0.8	1.3	1.6	1.6	1.6
Commercial real estate price growth	2.5	2.6	2.6	1.2	0.5	0.2	0.1	0.6
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.25	3.25
CPI inflation	2.8	3.5	3.8	3.7	3.3	2.6	2.2	2.2

Page 65 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Allowance for expected credit losses (continued)
Movement in expected credit loss allowance

	Opening ECL at 31 Dec 2025 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2026 £m

UK mortgages	731	(101)	39	(62)	669
Credit cards	603	(222)	264	42	645
Other Retail	991	(271)	262	(9)	982
Retail	2,325	(594)	565	(29)	2,296
Commercial Banking	888	(78)	51	(27)	861
Other	15	–	–	–	15
Total	3,228	(672)	616	(56)	3,172

	Opening ECL at 31 Dec 2024 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2025 £m

UK mortgages	852	(10)	(133)	(143)	709
Credit cards	674	(215)	200	(15)	659
Other Retail	950	(215)	275	60	1,010
Retail	2,476	(440)	342	(98)	2,378
Commercial Banking	989	(80)	100	20	1,009
Other	16	(1)	–	(1)	15
Total	3,481	(521)	442	(79)	3,402

	Opening ECL at 30 Jun 2025 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2025 £m

UK mortgages	709	(51)	73	22	731
Credit cards	659	(177)	121	(56)	603
Other Retail	1,010	(217)	198	(19)	991
Retail	2,378	(445)	392	(53)	2,325
Commercial Banking	1,009	(81)	(40)	(121)	888
Other	15	(1)	1	–	15
Total	3,402	(527)	353	(174)	3,228

The total allowance for expected credit losses includes £250 million (30 June 2025: £211 million; 31 December 2025:
£243 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor
Finance business.

Page 66 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Debt securities in issue

	At 30 June 2026			At 31 December 2025
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,221	40,257	44,478	4,226	37,532	41,758
Covered bonds	–	12,700	12,700	–	11,260	11,260
Certificates of deposit issued	–	10,040	10,040	–	7,333	7,333
Securitisation notes	17	7,036	7,053	17	6,325	6,342
Commercial paper	–	20,820	20,820	–	15,821	15,821
	4,238	90,853	95,091	4,243	78,271	82,514
Covered bonds and securitisation programmes
At 30 June 2026, the covered bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £33,936 million (31 December 2025: £22,072 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet.
The Group’s securitisation vehicles issue notes that are held both externally and internally, and are secured on loans and advances to customers amounting to £29,918 million at 30 June 2026 (31 December 2025: £27,766 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities.
As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.
Cash deposits of £3,734 million (31 December 2025: £3,359 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.
Note 14: Provisions

Provisions for financial commitments and guarantees[1] £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2026	197	2,276	415	2,888
Exchange and other adjustments	(1)	(1)	(5)	(7)
Provisions applied	–	(126)	(144)	(270)
Charge for the period	9	39	142	190
At 30 June 2026	205	2,188	408	2,801
1In respect of loans and advances to customers.

Page 67 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Provisions (continued)
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints and pre-
action correspondence in connection with its past conduct and claims brought or threatened by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal or regulatory actions from time to time. Any such events or circumstances could have a material adverse effect on the Group’s financial position, operations or cash flows.
Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2026 the Group charged a further £39 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2026 was £2,188 million (31 December 2025: £2,276 million). The most significant items are outlined below.
Motor commission review
There have been no further charges relating to motor finance commission arrangements for the period ending 30
June 2026. As at 30 June 2026, the total provision recognised is £1,950 million.
The Supreme Court judgment in Johnson v FirstRand Bank Limited in August 2025 found that there was an unfair relationship under s.140A of the Consumer Credit Act (CCA). Following that judgment, the FCA published
Consultation Paper CP25/27 in October 2025 setting out detailed proposals for a scheme to redress unfair customer relationships in the context of historic motor finance agreements.
The FCA subsequently published its policy statement and final rules for its motor finance redress schemes on 30
March 2026. On 2 July 2026, the FCA stated that the schemes have been partially suspended by the Upper
Tribunal, pending the outcome of challenges from a number of parties. As a result, firms are not required to calculate or pay compensation or issue compensation-related communications under the original timetable for the schemes, although they must continue preparatory activities and comply with the aspects of the schemes which have not been suspended, including communicating with customers who are not entitled to redress under the schemes. The FCA further stated that if the schemes, or parts thereof, were quashed, the FCA would need to carefully consider all options. One of these options includes a ‘no scheme’ scenario, and the FCA also announced that firms should plan for this scenario in the event of successful challenge.
The FCA also announced on 2 July 2026 that payments to customers will begin in 2027 if the schemes are upheld, based on Upper Tribunal hearing dates in December 2026 or the second half of February 2027. The Group will continue to consider carefully potential implications of the challenges to the schemes and any impact on the existing provision arising from any challenges succeeding (whether in full or in part) and the regulatory response to the challenge outcome (including a possible “no scheme” scenario).
The pause on motor finance complaints handling was lifted on 31 May 2026. This does not impact motor finance complaints within the scope of the FCA’s redress schemes as the schemes’ rules disapply complaint handling time limits for such complaints. The FCA also lifted the pause on handling motor finance complaints in respect of leasing products on 5 December 2025, such products not being within the scope of the FCA redress schemes. The Group continues to receive new complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.
On 30 June 2026, the Court of Appeal determined that, in a case before it involving Black Horse Limited, a member of the Group, multiple unfair relationship claims could be dealt with via one bulk Claim Form. Leave to appeal has been sought by Black Horse Limited. It remains uncertain how many customers will pursue court action given that the schemes are intended to provide a simpler alternative for redress.

Page 68 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Provisions (continued)
The ultimate financial impact of this issue will be determined by a number of factors still to be resolved, in particular, challenge and litigation outcomes, customer response rates, operational costs, any further interventions and any broader implications of legal and/or regulatory developments. Given the significant level of uncertainty in terms of these factors, the ultimate financial impact on the Group could differ materially from the amount provided. The total £1,950 million provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-
legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.
All of the population have now had an initial decision, with a small number of the populations’ challenges to the
Panel’s initial decision ongoing through the published process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.
Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. The Group remains committed to implementing the recommendations in full. There is no confirmed timeline for the completion of the re-review process nor the separate review by Dame Linda Dobbs.
Payment protection insurance (PPI)
The Group continues to receive and challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity (including via bulk claims forms) recognised within regulatory and legal provisions.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical
Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. Operational costs, redress and legal fees associated with the claims are recognised within regulatory and legal provisions.
Other
The Group carries provisions of £93 million (31 December 2025: £119 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2026 provisions of £180 million (31 December 2025:
£170 million) were held.
The Group carries provisions of £43 million (31 December 2025: £41 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

Page 69 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 15: Subordinated liabilities
The movement in subordinated liabilities during the period was as follows:

Total £m

At 1 January 2025	10,089
Issued during the period	1,760
Repurchases and redemptions during the period	(904)
Foreign exchange movements	(435)
Other movements (cash and non-cash)	151
At 30 June 2025	10,661
Issued during the period	–
Repurchases and redemptions during the period	(1,024)
Foreign exchange movements	155
Other movements (cash and non-cash)	102
At 31 December 2025	9,894
Issued during the period	496
Repurchases and redemptions during the period	(1,121)
Foreign exchange movements	51
Other movements (cash and non-cash)	(85)
At 30 June 2026	9,235
Note 16: Earnings per share

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Profit attributable to ordinary shareholders – basic and diluted	2,836	2,274	1,922

	Half-year to 30 Jun 2026 million	Half-year to 30 Jun 2025 million	Half-year to 31 Dec 2025 million

Weighted average number of ordinary shares in issue – basic	58,504	60,320	59,272
Adjustment for share options and awards	730	739	717
Weighted average number of ordinary shares in issue – diluted	59,234	61,059	59,989

Basic earnings per share	4.8p	3.8p	3.2p
Diluted earnings per share	4.8p	3.7p	3.2p
Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.
For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares that arise in respect of share options and awards granted to employees. The number of shares that could have been acquired at the annual average price of the Company’s shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted average number of ordinary shares in issue, but no adjustment is made to the profit or loss attributable to ordinary shareholders.

Page 70 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 17: Dividends on ordinary shares and share buyback
An interim dividend for 2026 of 1.58 pence per ordinary share (half-year to 30 June 2025: 1.22 pence per ordinary share) will be paid on 15 September 2026. The total amount of this dividend is £918 million, before the impact of any further cancellations of shares purchased under the Group’s buyback programme (half-year to 30 June 2025:
£729 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders).
On 19 May 2026, a final dividend in respect of 2025 of 2.43 pence per ordinary share, totalling £1,420 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders.
Shareholders who have joined the dividend reinvestment plan will automatically receive ordinary shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined below.

Shares quoted ex-dividend for 2026 interim dividend	6 August 2026
Record date for 2026 interim dividend	7 August 2026
Final date for joining or leaving the interim dividend reinvestment plan	24 August 2026
Interim 2026 dividend paid	15 September 2026
On 30 January 2026 the Group commenced an ordinary share buyback programme to purchase outstanding ordinary shares. As at 30 June 2026, the Group has purchased c.1.2 billion ordinary shares under the programme, for a total consideration of £1.2 billion. In addition, the Board has announced its intention to implement a further ordinary share buyback programme of up to £1.0 billion, which is expected to complete by 27 January 2027, the day before the announcement of the Group’s 2026 preliminary results.
Note 18: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2026 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £3,027 million (31 December 2025: £3,009 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and financial guarantees were £169,331 million (31
December 2025: £157,574 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £97,768 million (31 December 2025: £88,135 million) was irrevocable.
Capital commitments
Excluding commitments in respect of investment property, capital expenditure contracted but not provided for at
30 June 2026 amounted to £788 million (31 December 2025: £610 million) and related to assets to be leased to customers under operating leases. Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £382 million (31 December 2025: £312 million).
The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the
Group is a member/licensee of Visa and Mastercard and other card schemes.
Litigation has been brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law. This includes a final judgment of the Supreme Court in 2020 that certain historic interchange arrangements of
Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in
June 2025 finding that all default interchange fee rules of Mastercard and Visa (including after the Interchange Fee
Regulation) infringed competition law.
Separate litigation was brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025).

Page 71 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 18: Contingent liabilities, commitments and guarantees (continued)
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of
Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject as the amount of cash consideration received by the Group in 2016 for the sale of its stake in Visa Europe.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, were previously named as defendants in private lawsuits in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate. Certain Group company dismissals from these lawsuits remain subject to appeal.
A Group entity is also named as a defendant in a Dutch class action, raising LIBOR manipulation allegations and one English claim relating to the alleged mis-sale of interest rate hedging products which also includes an allegation of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the
Tribunal’s conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax
Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £980 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group’s view that the tax liability will not ultimately fall due. The appeal has been listed for hearing in March 2027, however final conclusion of the judicial process may not be for several years.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.
Arena and Sentinel litigation claims
The Group is facing claims brought by (i) Arena Television Limited and Arena Holdings Limited and (ii) Sentinel
Broadcast Limited, alleging breach of duty and/or mandate in connection with an external fraud. The Group is continuing to defend the claims, which are now proceeding to trial expected in October 2028. At this stage, it is not practicable to estimate the final outcome of the matter or its financial impact (if any) to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group actions) brought by or on behalf of current or former employees, customers
(including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 14.

Page 72 of 72

LLOYDS BANKING GROUP PLC	2026 HALF-YEAR RESULTS
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	30 July 2026